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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

FARGO ELECTRONICS, INC.
(Name of Subject Company)

FARGO ELECTRONICS, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

30744P 10 2
(CUSIP Number of Class of Securities)

Gary R. Holland
Chairman, President and Chief Executive Officer
Fargo Electronics, Inc.
6533 Flying Cloud Drive
Eden Prairie, Minnesota 55344
Telephone No.: (952) 941-9470
Facsimile No.: (952) 941-7836
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of the person(s) filing statement)

Copies to:

Bruce A. Machmeier, Esq.
Thomas A. Letscher, Esq.
Oppenheimer Wolff & Donnelly LLP
Plaza VII Building, Suite 3300
45 South Seventh Street
Minneapolis, Minnesota 55402
Telephone No.: (612) 607-7000
Facsimile No.: (612) 607-7100	Herbert S. Wander, Esq. Mark D. Wood, Esq. Katten Muchin Zavis 525 West Monroe Street Suite 1600 Chicago, Illinois 60661-3693 Telephone No.: (312) 902-5200 Facsimile No.: (312) 902-1061

/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information

    The name of the subject company to which this Solicitation/Recommendation Statement on Form 14D-9 (this "Schedule 14D-9") relates is Fargo Electronics, Inc., a Delaware corporation ("Fargo"). The address of the principal executive offices of Fargo is 6533 Flying Cloud Drive, Eden Prairie, Minnesota 55344. The telephone number of Fargo at that address is: (952) 941-9470.

    The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $.01 per share (the "Common Stock"), of Fargo. Except where the context otherwise requires, all references in this Schedule 14D-9 to "Common Stock" include the associated rights to purchase preferred stock issued pursuant to that certain Rights Agreement, dated as of February 9, 2000, between Fargo and Wells Fargo Bank Minnesota, National Association, as rights agent (the "Rights Agreement"). All references in this Schedule 14D-9 to "Shares" mean shares of the Common Stock. As of July 31, 2001, there were 11,756,544 Shares issued and outstanding.

Item 2.  Identity and Background of Filing Person

    The filing person is the subject company. Fargo's name, business address and business telephone are set forth in Item 1 above and incorporated herein by reference.

    This Schedule 14D-9 relates to a tender offer by Rushmore Acquisition Corp., a Delaware corporation ("Merger Sub"), which is a wholly-owned subsidiary of Zebra Technologies Corporation, a Delaware corporation ("Zebra"), to purchase all of the issued and outstanding Shares at a purchase price of $7.25 per Share, net to each seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"). The Offer is disclosed in the Tender Offer Statement on Schedule TO, dated August 3, 2001 (the "Schedule TO"), as filed by Zebra and Merger Sub with the Securities and Exchange Commission (the "SEC"). A copy of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit 99(a)(1) and Exhibit 99(a)(2) hereto, respectively, and each is incorporated herein by reference. Copies of the Offer to Purchase and the Letter of Transmittal are being furnished to Fargo stockholders concurrently with this Schedule 14D-9.

    The Offer is being made pursuant to an Acquisition Agreement dated as of July 31, 2001 among Zebra, Merger Sub and Fargo (the "Acquisition Agreement"). The Acquisition Agreement provides, among other things, for the commencement of the Offer by Merger Sub and further provides that, as soon as practicable following the satisfaction or, if permissible, waiver of the conditions set forth in the Acquisition Agreement and in accordance with Delaware law, Merger Sub will be merged with and into Fargo (the "Merger"), and Fargo will continue as the surviving corporation and will become a wholly-owned subsidiary of Zebra. At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held by Zebra, Merger Sub, Fargo or any of their majority-owned subsidiaries or by stockholders who demand and perfect appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the Offer Price. Stockholders who demand and fully perfect appraisal rights under Delaware law will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by Delaware law.

    The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that constitute a majority of the total number of outstanding Shares on a fully diluted basis (after giving effect to the exercise of all outstanding existing options to purchase Common Stock, whether or not exercised at the time of determination) as of the date the Shares are accepted for payment pursuant to the Offer and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust

Improvements Act of 1976, as amended (the "HSR Act"). The Offer is also subject to certain other conditions set forth in Annex I to the Acquisition Agreement.

    The Acquisition Agreement may be terminated under certain circumstances, including if the consummation of the Offer does not occur before November 15, 2001 (or December 31, 2002 if the consummation of the Offer has not occurred due to the applicable waiting periods under the HSR Act not having expired or been terminated) or if the Board of Directors of Fargo (the "Fargo Board") withholds or withdraws or modifies in a manner adverse to Zebra or Merger Sub its recommendation of the Offer, the Merger or the Acquisition Agreement or approves a Superior Proposal (as defined in the Acquisition Agreement). Under certain circumstances, termination of the Acquisition Agreement will require Fargo to pay Zebra a $5.6 million termination fee or Zebra to pay Fargo a $3.1 million termination fee. A copy of the Acquisition Agreement is filed as Exhibit 99(e)(3) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

    Concurrently with entering into the Acquisition Agreement, Zebra has entered into stockholder agreements, dated as of July 31, 2001 (the "Stockholder Agreements"), with all of Fargo's directors and executive officers and several entities affiliated with TA Associates, Inc. and St. Paul Venture Capital, Inc. (collectively, the "Supporting Stockholders") pursuant to which the Supporting Stockholders have, among other things, (1) agreed to validly tender (and not withdraw) all of their Shares into the Offer, and (2) granted an irrevocable proxy to Zebra to vote and take any actions with respect to all of the Shares owned by the Supporting Stockholders at any meeting of the stockholders of Fargo or by written consent in lieu of any such meetings, (a) in favor of approval of the Acquisition Agreement, the Offer and the Merger; (b) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Fargo under the Acquisition Agreement; and (c) against the following actions (other than the Offer, the Merger and the transactions contemplated by the Acquisition Agreement): (i) any acquisition proposal or any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Fargo, a sale, lease or transfer of a material amount of assets of Fargo, or a reorganization, recapitalization, dissolution or liquidation of Fargo; (ii) (x) any change in a majority of the persons who constitute the Fargo Board; (y) any change in the present capitalization of Fargo or any amendment of Fargo's Amended and Restated Certificate of Incorporation or Bylaws; (iii) any other material change in Fargo's corporate structure or business; or (iv) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially and adversely affect the Offer, the Merger or any of the transactions contemplated by the Stockholder Agreements or the Acquisition Agreement, as applicable. The Stockholder Agreements terminate upon the earlier of (a) the termination of the Acquisition Agreement or (b) the Effective Time.

    Under the Stockholder Agreements entered into by the entities affiliated with TA Associates, Inc. and St. Paul Venture Capital, Inc., if a termination fee becomes payable by Fargo pursuant to the Acquisition Agreement, and in any case a transaction contemplated by a Superior Proposal is consummated within 12 months after such termination, each of these entities must pay Zebra an amount in cash equal to 50% of the excess of (A) the product of (x)(i) the gross amount of any cash, plus the fair market value of any other consideration, actually received by it for each of its Shares in such transaction, minus (ii) $7.25 and (y) the number of its Shares held of record or beneficially owned by it at the time the consideration is paid, over (B) the amount of any expenses (which shall not include any taxes) incurred by it directly in connection with such transaction.

    On July 31, 2001, the Supporting Stockholders owned 5,253,350 Shares, constituting approximately 44.68% of the then outstanding Shares. In addition, on July 31, 2001, Zebra directly owned 585,000 Shares, constituting an additional approximately 4.98% of the then outstanding Shares.

    A copy of the form of Stockholder Agreement entered into by each of the entities affiliated with TA Associates, Inc. and St. Paul Venture Capital, Inc. and a copy of the form of Stockholder

Agreement entered into by each of the directors and executive officers of Fargo are filed as Exhibits 99(e)(4) and 99(e)(5), respectively, hereto.

    The Schedule TO indicates that the principal executive offices of each of Zebra and Merger Sub are located at 333 Corporate Woods Parkway, Vernon Hills, Illinois 60061. The telephone number of Zebra and Merger Sub at that location is (847) 634-6700. All information in this Schedule 14D-9 or incorporated by reference herein concerning Zebra or Merger Sub or their affiliates, or actions or events in respect of either of them, was provided by Zebra or Merger Sub, and Fargo assumes no responsibility therefor.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

    Certain contracts, agreements, arrangements or understandings between Fargo or its affiliates with certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 that is attached as Annex A hereto and is incorporated herein by reference. Except as described or referred to herein and in Annex A, to the knowledge of Fargo, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between Fargo or its affiliates and (i) Fargo, its executive officers, directors or affiliates; or (ii) Zebra or Merger Sub, or any their respective officers, directors or affiliates.

    In considering the recommendation of the Fargo Board set forth in Item 4 below, Fargo stockholders should be aware that certain executive officers of Fargo and certain members of the Fargo Board have interests in the Offer and the Merger, which are described herein and in Annex A hereto, and which may present them with certain conflicts of interest. The Fargo Board is aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

  Confidentiality Agreement

    On July 10, 2001, Zebra and Fargo entered into a confidentiality agreement (the "Confidentiality Agreement"). Pursuant to the Confidentiality Agreement, Zebra agreed to use the Evaluation Material (as defined in the Confidentiality Agreement) furnished to it by Fargo solely for the purpose of evaluating a possible negotiated transaction between Zebra and Fargo and further agreed to keep such material confidential. In addition, Zebra agreed in the Confidentiality Agreement that, for a period of two years, it would not solicit for employment or employ any person who was employed by Fargo. The Confidentiality Agreement, a copy of which has been filed as Exhibit 99(e)(1) hereto, is incorporated herein by reference.

  Exclusivity Agreement

    On July 10, 2001, Zebra and Fargo entered into an exclusivity agreement (the "Exclusivity Agreement"). In the Exclusivity Agreement, Fargo agreed that prior to July 31, 2001, neither Fargo nor any of its officers, directors or affiliates would take any further steps to solicit any Acquisition Proposals (as defined in the Exclusivity Agreement) from another third party or engage in negotiations or discussions concerning or make disclosures in connection with, any Acquisition Proposal. Fargo also agreed to notify Zebra immediately upon Fargo or any of Fargo's officers, directors or affiliates, becoming aware of any inquiry regarding or the making of any Acquisition Proposal for Fargo. The Exclusivity Agreement, a copy of which has been filed as Exhibit 99(e)(2) hereto, is incorporated herein by reference.

  Acquisition Agreement

    Zebra, Merger Sub and Fargo have entered into the Acquisition Agreement, a copy of which has been filed as Exhibit 99(e)(3) hereto and is incorporated herein by reference. The description of the terms of the Acquisition Agreement contained in the Offer to Purchase under the headings "The Acquisition Agreement," "Purpose of the Offer and the Acquisition; Plans for Fargo," and "Certain Conditions of the Offer" is incorporated herein by reference. Such description should be read in its entirety for a summary of the terms and provisions of the Acquisition Agreement. In addition, the information set forth below summarizes certain arrangements arising out of the Offer, the Merger and the other transactions contemplated in the Acquisition Agreement between Fargo, Zebra and/or Fargo's executive officers and directors. The summary of the Acquisition Agreement contained in the Offer to Purchase and any summary set forth in this Schedule 14D-9 are qualified in their entirety by reference to the Acquisition Agreement.

  Stockholder Agreements

    Zebra has entered into the Stockholder Agreements with the Supporting Stockholders, copies of the two forms of which have been filed as Exhibits 99(e)(4) and 99(e)(5) hereto and are incorporated herein by reference. The description of the terms of the Stockholder Agreements contained in the Offer to Purchase under the heading "The Acquisition Agreement—The Stockholder Agreements" is incorporated herein by reference. Such description should be read in its entirety for a summary of the terms and provisions of the Stockholder Agreements.

  Amended and Restated Employment Agreement with Gary R. Holland

    In June 2001, Fargo and Gary R. Holland, Fargo's Chairman, President and Chief Executive Officer, entered into an Amended and Restated Employment Agreement. In connection with entering into the Acquisition Agreement, Zebra requested that Holland amend this agreement in several respects, including changing Mr. Holland's position to Senior Vice President of Fargo upon completion of the Merger. The amendment was executed on July 31, 2001 and will become effective upon completion of the Merger. Under the Amended and Restated Employment Agreement, as amended, Mr. Holland will be entitled to certain benefits if: (i) he is terminated either within the period that begins on the date of the change in control and ends on the last day of the 30th month that begins after the month in which the change in control occurs or before the effective date of the change in control if the termination was either a condition to the change in control or was at the request or insistence of a person related to the change in control, or (ii) he terminates his employment with Fargo for any reason within the period beginning on the first day of the 12th month that begins after the month during which a change in control of Fargo occurs and ending on the last day of the 30th month that begins after the month during which the change in control occurs. Mr. Holland will not be considered "terminated" for purposes of this agreement if he dies or is terminated for cause. He will, however, be considered "terminated" if he voluntarily leaves Fargo's employ for "good reason." "Good reason" means any of the following:

  •
  an adverse and material change in his duties or responsibilities as an executive (other than, if applicable, any such change directly attributable to the fact that Fargo is no longer a public company);

  •
  reduction in his base salary or an adverse change in the form or timing of the payment of such salary;

  •
  failure to cover Mr. Holland under similar benefit plans at a substantially similar total cost to Mr. Holland;

  •
  relocation of Mr. Holland to more than 30 miles from Mr. Holland's existing office;

  •
  failure to obtain a successor's assent to Fargo's fulfillment of its obligations under the agreement; or

  •
  refusal to allow Mr. Holland to continue to attend to matters or engage in activities not directly related to Fargo's business which Mr. Holland was attending to or engaging in prior to the date of the agreement.

    Completion of the Offer and the Merger would be deemed to be a "change in control" under the Amended and Restated Employment Agreement. Upon a termination in connection with a change in control, Mr. Holland will be entitled to receive the following payments and benefits:

  •
  cash payment equal to two and one-half times the sum of Mr. Holland's (1) base salary plus (2) 50% of his maximum target cash bonus for the year during which the change in control occurs;

  •
  group health, dental and term life insurance benefits to Mr. Holland, his family members and dependents until the last day of the month in which Mr. Holland reaches age 65, at a substantially similar total cost to Mr. Holland;

  •
  $1,000 per month cash allowance until the last day of the month in which Mr. Holland reaches age 65; and

  •
  full vesting of any restricted stock held by Mr. Holland.

    The Amended and Restated Employment Agreement, a copy of which has been filed as Exhibit 99(e)(6) hereto, is incorporated herein by reference.

  Direct Report Agreements

    In April 2001, Fargo entered into Direct Report Agreements with each of its executive officers (other than Mr. Holland) pursuant to which Fargo agreed to provide certain benefits to these executives if they are terminated in connection with a change in control of Fargo. Under these agreements, these officers are entitled to certain benefits if they are terminated either within 12 months of the effective date of a change in control or before the effective date of the change in control if the termination was either a condition to the change in control or was at the request or insistence of a person related to the change in control. These executives will not be considered "terminated" for purposes of these agreements if they die or are terminated for cause. They will, however, be considered "terminated" if they voluntarily leave Fargo's employ for "good reason." "Good reason" means any of the following:

  •
  an adverse and material change in the title, status, position, authority, duties or responsibilities as an executive (not including any such change directly attributable to the fact that Fargo is no longer a public company);

  •
  reduction in base salary or an adverse change in the form or timing of the payment of such salary, subject to certain exceptions;

  •
  failure to cover the executive under substantially similar benefit plans at a substantially similar total cost to the executive;

  •
  relocation of the executive to a different metropolitan area (other than the Minneapolis or St. Paul metropolitan area) than the executive's existing office;

  •
  failure to obtain a successor's assent to Fargo's fulfillment of its obligations under the agreement; or

  •
  any purported termination by Fargo or any successor company of the executive's employment that is not properly effected.

    Completion of the Offer and the Merger would be deemed to be a "change in control" under these agreements. Upon a termination in connection with a change in control, these executives will be entitled to receive a lump sum cash payment equal to 100% of their base salary. In addition, these executives will receive an additional cash payment in an amount that assumes that their former stock options had become 100% (not 50%) fully vested in connection with the change in control. A form of the Direct Report Agreements has been filed as Exhibit 99(e)(7) hereto and is incorporated herein by reference.

  Management Agreements

    In April 2001, Fargo entered into Management Agreements with several of its employees pursuant to which Fargo agreed to provide certain benefits to these employees if they are terminated in connection with a change in control of Fargo. Under these agreements, these employees are entitled to certain benefits if they are terminated either within 12 months of the effective date of a change in control or before the effective date of the change in control if the termination was either a condition to the change in control or was at the request or insistence of a person related to the change in control. These employees will not be considered "terminated" for purposes of these agreements if they die or are terminated for cause. They will, however, be considered "terminated" if they voluntarily leave Fargo's employ for "good reason." The definition of "good reason" is substantially similar to the definition above under the heading "Direct Report Agreements" but does not include an adverse and material change in the title, status, position, authority, duties or responsibilities as an employee Completion of the Offer and the Merger would be deemed to be a "change in control" under these agreements. Upon a termination in connection with a change in control, these employees will be entitled to receive a lump sum cash payment equal to 50% of their base salary. In addition, these employees will receive an additional cash payment in an amount that assumes that their former stock options had become 100% (not 50%) fully vested in connection with the change in control. A form of the Management Agreements has been filed as Exhibit 99(e)(8) hereto and is incorporated herein by reference.

  Treatment of Stock Options in the Merger

    Pursuant to the Acquisition Agreement, at the Effective Time, all options to purchase Shares ("Options") granted under Fargo's Amended and Restated 1998 Stock Option and Grant Plan will be cancelled. As of the Effective Time, each cancelled Option which is, or will be, vested and exercisable as of the Effective Time and has an exercise price less than the Offer Price will entitle its holder to an amount in cash, subject to any applicable withholding, equal to the excess of $7.25 over the per share exercise price of each such Option multiplied by the number of Shares with respect to which such Option is, or will be, vested and exercisable as of the Effective Time. Under Fargo's Amended and Restated 1998 Stock Option and Grant Plan and agreements granting options under such plan, as of the Effective Time, 50% of the Options granted to optionees that are not directors under the plan that are unvested as of the Effective Time will become fully vested as of the Effective Time and 100% of the Options granted to directors under the plan that are unvested as of the Effective Time will become fully vested as of the Effective Time. Under separate agreements with Fargo as described above, some employees if they are terminated within a certain period of time after the Effective Time will receive an additional cash payment at the time of their termination based upon an assumption that their former Options had become 100% (not 50%) fully vested in connection with the Merger. In connection with the Merger, unvested options with exercise prices below $7.25 per Share to purchase 93,283 Shares held by Fargo's directors and executive officers will be accelerated and fully vested. Assuming all Shares beneficially owned by Fargo's directors and executive officers are tendered in the Offer and no Options they hold are exercised prior to the Effective Time, then the directors and executive officers will be entitled to receive in the Offer and Merger, based upon their holdings as of July 31, 2001, the cash payments set forth in the table below:

Name and Position	Outstanding Shares Beneficially Owned	$ Value of Outstanding Shares at Offer Price	Vested Options With an Exercise Below $7.25(1)	$ Value of Vested Options at Offer Price
Michael C. Child(2)	3,125,000	$22,656,250	5,000	$16,625
Everett V. Cox(3)	1,562,500	11,328,125	5,000	16,625
William H. Gibbs	78,125	566,406	51,875	56,469
Gary R. Holland	453,625	3,288,781	—	—
Kent O. Lillemoe	31,250	226,563	20,000	84,125
Elaine A. Pullen	—	—	10,625	48,406
Scott Ackerman	1,350	9,788	15,390	73,297
Mark Andersen	500	3,625	20,859	111,382
Kathleen Phillips	500	3,625	14,219	66,678
Thomas Platner	250	1,813	15,390	73,297
Paul Stephenson	—	—	20,000	66,500
Jeffrey D. Upin	250	1,813	15,390	73,297

(1)
Assumes 100% of Options held by the directors and 50% of Options held by the executive officers that are unvested as of the Effective Time will become fully vested as of the Effective Time.

(2)
Includes Shares held by entities affiliated with TA Associates, Inc. Mr. Child currently serves as a Managing Director of TA Associates, Inc.

(3)
Includes Shares held by entities affiliated with St. Paul Venture Capital, Inc. Mr. Cox currently serves as Executive Vice President of St. Paul Venture Capital, Inc.

  Indemnification

    From and after the Effective Time, Fargo, as the surviving corporation, will indemnify present and former directors and officers of Fargo against all claims arising out of actions and omissions occurring on or prior to the Effective Time pursuant to the terms of indemnification agreements between such former officers and directors and Fargo and pursuant to the provisions of Fargo's Amended and Restated Certificate of Incorporation and Bylaws prior to the Effective Time, or indemnification provisions at least as favorable as such provisions. Furthermore, Fargo has agreed to purchase prior to the Effective Time tail coverage for not less than six years from the Effective Time for the benefit of the present and former directors and officers of Fargo, subject to certain cost limitations.

Item 4.  The Solicitation or Recommendation

Recommendation

    The Fargo Board has unanimously (1) determined that the Offer and the Merger and the other transactions contemplated in the Acquisition Agreement (collectively, the "Transactions") are advisable and are fair to and in the best interests of Fargo and the holders of Shares, (2) recommended that holders of Shares tender their Shares in the Offer and, if the matter is submitted to the Fargo stockholders, approve the Merger, and (3) approved the Acquisition Agreement, the Offer and the Merger and the other transactions contemplated by the Acquisition Agreement.

    A copy of the joint press release issued by Zebra and Fargo on July 31, 2001 announcing the Offer and the Merger has been filed as Exhibit 99(a)(3) hereto and is incorporated herein by reference. A letter to stockholders communicating the Fargo Board's recommendation has been filed as Exhibit 99(a)(4) hereto and is incorporated herein by reference.

Background of Transaction

    Executives of Zebra and Fargo have periodically had business-related contacts since Fargo introduced and developed a bar code printing product in the early 1990s that competed with a Zebra product. Fargo sold its bar code business in February 1993 to a party other than Zebra.

    In October 1997, Edward L. Kaplan, the President and Chief Executive Officer of Zebra, and another officer of Zebra visited the Fargo facility, and Zebra subsequently made an offer to purchase Fargo's identification card printing business. Ultimately, however, Fargo was sold in February 1998 to an investor group led by TA Associates, Inc. and St. Paul Venture Capital, Inc. In late 1999, Zebra acquired Eltron International, Inc. which was in the plastic card printing business.

    In late 1999, Fargo began the preparation of its initial public offering. Prior to the completion of this offering, Gary R. Holland, Chairman, President and Chief Executive Officer of Fargo, discussed the possible acquisition of Fargo with several different parties. These talks did not move beyond the very preliminary stage, and Fargo's initial public offering was completed in February 2000.

    In November 2000, U.S. Bancorp Piper Jaffray Inc. ("Piper Jaffray") approached Zebra and suggested that Fargo might be an attractive acquisition candidate for Zebra. Piper Jaffray then met separately with both Mr. Kaplan and Mr. Holland to arrange a meeting between them to discuss a possible business combination involving Zebra and Fargo. This meeting was hosted by Piper Jaffray in Chicago on December 5, 2000. At this meeting, Mr. Kaplan and Piper Jaffray expressed Zebra's interest in a possible business combination transaction. However, Mr. Holland informed Piper Jaffray that Fargo generally was not interested in pursuing a sale of Fargo at that time.

    Nevertheless, Zebra remained interested in exploring a transaction with Fargo and on December 8, 2000, Zebra engaged Piper Jaffray to be its exclusive financial adviser in connection with the possible acquisition of Fargo.

    In a letter to Fargo dated December 18, 2000, Zebra submitted to Fargo an offer for all of Fargo's outstanding shares for $4.25 per share. The offer was conditioned on, among other things, the agreement of TA Associates, Inc. and St. Paul Venture Capital, Inc. (which held approximately 27% and 13%, respectively, of the outstanding Fargo Common Stock) and the officers and directors of Fargo to tender their shares to Zebra.

    The Fargo Board initially discussed this offer at a telephonic special meeting held on December 20, 2000. The consensus of the Fargo Board at this meeting was that the company was not for sale, and the Fargo Board preliminarily concluded that the $4.25 Zebra offer was inadequate. Michael C. Child and Everett V. Cox, representing TA Associates, Inc. and St. Paul Venture Capital, Inc., respectively, told the Fargo Board that their initial reactions, as stockholders of Fargo, also was that the offer was inadequate. In light of the significant expense associated with hiring an investment banker, and considering the initial reaction of the Fargo Board and Fargo's major stockholders to the Zebra offer, the Fargo Board decided not to hire an investment banker at that time. The Fargo Board also instructed Mr. Holland to communicate to Zebra that Fargo was not interested in pursuing discussions with Zebra concerning a possible business combination transaction and that the Zebra offer was, in any event, preliminarily viewed by both the Fargo Board and Fargo's major stockholders as inadequate.

    On December 22, 2000, Mr. Holland spoke with Daniel E. Kubes of Piper Jaffray. Mr. Holland told Mr. Kubes that Fargo was not interested in pursuing a sale transaction with Zebra at that time. He also told Mr. Kubes that the initial reaction of the Fargo Board was that the Zebra offer was inadequate, although the Fargo Board had not engaged an investment banker to formally consider the offer. Mr. Holland also told Mr. Kubes that TA Associates, Inc. and St. Paul Venture Capital, Inc. also viewed the Zebra offer as inadequate. Mr. Holland suggested to Mr. Kubes that Zebra might want to further discuss this offer directly with representatives of these stockholders.

    On December 22, 2000, Zebra sent a letter to Fargo stating that Zebra viewed Fargo's lack of response to the offer as a formal rejection of its offer. In response to this letter, Mr. Holland called Mr. Kubes of Piper Jaffray and told him that the Fargo Board had not formally considered the Zebra offer, and therefore had not formally responded to the offer. Mr. Holland told Mr. Kubes that the Fargo Board would be further discussing the Zebra offer at a meeting to be held in early January 2001.

    The Fargo Board further discussed the $4.25 Zebra offer at a special meeting held on January 4, 2001. The preliminary consensus of the Fargo Board at the conclusion of this meeting was that the price offered by Zebra represented an inadequate value for the company. Messrs. Child and Cox reiterated that the positions of TA Associates, Inc. and St. Paul Venture Capital, Inc., respectively, was that the price offered by Zebra was inadequate. Given these views as to the inadequacy of the offer, the Fargo Board decided not to hire an investment banker or more formally analyze and respond to the Zebra offer. These views and conclusions were communicated to Zebra in a letter dated January 9, 2001.

    On January 10, 2001, Mr. Kubes of Piper Jaffray discussed the Zebra offer with Mr. Child.

    Zebra sent a letter dated January 11, 2001 to Fargo asking to learn more about Fargo's projected financial performance for the 2001 fiscal year and beyond so that Zebra could consider raising the price per share of its offer. Fargo again informed Zebra in writing on January 26, 2001 that Fargo was not interested in pursuing discussions with Zebra based upon the terms of Zebra's initial proposal and declined Zebra's request for additional information.

    In late March 2001, Zebra continued to pursue a possible business combination with Fargo and increased its offer to $6.25 per share which Zebra communicated to TA Associates, Inc. on March 29, 2001. Shortly thereafter, Zebra communicated the revised proposal to St. Paul Venture Capital, Inc. Zebra also informed Fargo of this increased offer price in a letter dated April 10, 2001. The other terms of this offer were essentially the same as Zebra's initial offer, including the agreement of TA Associates, St. Paul Venture Capital and the officers and directors of Fargo to tender their shares to Zebra.

    On April 19, 2001 the Fargo Board discussed the increased Zebra offer at a special meeting. The Fargo Board's view of the offer had not changed, and Messrs. Child and Cox again stated that they found the Zebra offer to be inadequate, although they intended to further review it. The Fargo Board again concluded that it saw no reason to more formally analyze or respond to the Zebra offer. On April 25, 2001, Fargo sent a letter to Zebra communicating these views and conclusions.

    On May 16, 2001, executive officers of Zebra and Fargo met during the Cardtech convention in Las Vegas, Nevada to discuss recent product introductions, operating synergies and Fargo's forecast assumptions. On May 23, 2001, Mr. Holland met in person with Mr. Kaplan of Zebra and Mr. Kubes of Piper Jaffray to discuss Fargo's financial projections.

    Based on these further discussions and additional information, Zebra determined to increase its offer. On June 4, 2001, representatives of Piper Jaffray met with Mr. Child at his office in California and with Mr. Cox by phone. During this meeting, Piper Jaffray communicated an increased offer from Zebra of $7.15 per share. This increased offer was discussed at length. Messrs. Child and Cox subsequently informed Mr. Kubes of Piper Jaffray that TA Associates, Inc. and St. Paul Venture Capital, Inc. viewed the offer of $7.15 as too low. After further discussing the matter with representatives of Zebra, Mr. Kubes told Messrs. Child and Cox that Zebra would be willing to increase its offer to $7.25 per share. Messrs. Child and Cox told Mr. Kubes that TA Associates, Inc. and St. Paul Venture Capital, Inc. would be willing to consider such an offer as Fargo stockholders, but that any final decision concerning the offer would need to be made by the Fargo Board.

    On June 12, 2001, Messrs. Child and Cox updated Fargo management on the discussions between Zebra and Fargo's major stockholders, including the likelihood of the Zebra offer being increased to $7.25 per share.

    On June 13, 2001, the Fargo Board met at a special meeting to discuss the status of the negotiations with Zebra. At this meeting, Fargo's management updated the Fargo Board as to the current state of Fargo's business plan. The Fargo Board discussed retaining an investment banker in connection with Zebra's increased offer, but decided to wait until Zebra made the offer directly to Fargo. Later in the day on June 13, 2001, Zebra delivered to Fargo a letter by which Zebra increased its offer to $7.25 per share. The terms and conditions of the offer were essentially the same as Zebra's earlier offers. The offer would terminate at the close of business on June 19, 2001 and would terminate immediately if Fargo were to solicit or discuss an acquisition with any other third party. In connection with the offer, Zebra proposed that Fargo and Zebra enter into a confidentiality agreement and that Fargo enter into an agreement pursuant to which it would agree to negotiate exclusively with Zebra for a three-week period.

    On June 14, 2001, the Fargo Board discussed the increased Zebra offer at a special meeting. Prior to this meeting, Fargo Board members had received a copy of the revised Zebra offer. After an extensive discussion of the increased Zebra offer, the Fargo Board decided to engage Raymond James & Associates, Inc. ("Raymond James") to be its exclusive financial advisor in connection with considering the possible sale of Fargo.

    On June 19, 2001, the Fargo Board met again to more formally consider the terms of the Zebra offer. At this meeting, Fargo management, legal counsel and representatives of Raymond James reviewed with the Fargo Board Zebra's proposal. Mr. Child told the Fargo Board that after review of the increased offer by TA Associates, TA Associates was now interested in further considering the offer. Representatives of Raymond James advised the Fargo Board with respect to the financial terms of the revised Zebra offer. Mr. Cox also indicated that St. Paul Venture Capital, Inc. would be willing to consider the revised offer. After a lengthy discussion of the Zebra offer, including the provision that the offer would terminate if Fargo were to discuss the possibility of an acquisition of Fargo by any other third party, the Fargo Board decided not to seek to enter into discussions with any other third party concerning the acquisition of Fargo. The Fargo Board appointed a special committee consisting of Mr. Holland, Mr. Child and Kent O. Lillemoe to conduct further negotiations with Zebra. At the conclusion of this meeting, Mr. Holland called Mr. Kubes and reported that the Fargo Board was willing to discuss Zebra's offer.

    In late June and early July 2001, representatives of Fargo and Zebra engaged in discussions concerning the terms of the Zebra offer, and the terms of the exclusivity and confidentiality agreements.

    On July 10, 2001, Zebra and Fargo signed an agreement which provided for a three-week period of exclusivity during which Zebra would conduct its due diligence investigation of Fargo and the parties would engage in discussions with the objective of negotiating the terms and conditions of a definitive agreement relating to a business combination of Fargo and Zebra by July 31, 2001. Zebra and Fargo entered into another agreement dated July 10, 2001 pursuant to which Zebra agreed to keep confidential certain information received from Fargo.

    Zebra commenced its due diligence review of Fargo on July 11, 2001, which continued through July 31, 2001. On July 12, 2001, Fargo provided Zebra with certain projections prepared by Fargo's management with respect to Fargo's fiscal years 2001 and 2002.

    On July 16, 2001, counsel for Zebra delivered to counsel for Fargo a draft Acquisition Agreement containing terms which the parties had been negotiating and upon which Zebra would be willing to enter into a business combination with Fargo. During the remainder of July 2001, representatives of

Fargo and Zebra, and their respective legal counsel, negotiated the terms and conditions of the proposed Acquisition Agreement.

    On July 31, 2001, a special meeting of the Fargo Board was held at which all of the directors of Fargo were present. The purpose of this meeting was to consider the Acquisition Agreement and the transactions contemplated thereby. At this meeting, the Fargo Board reviewed with its management, legal counsel and financial advisor the background of the discussions and negotiations between Zebra and Fargo. Representatives of Raymond James discussed the financial aspects of the proposed acquisition and the procedures that it had undertaken to evaluate the acquisition offer from a financial point of view, and addressed questions from Fargo Board members. Legal counsel made a presentation regarding the structure of the proposed transaction and the negotiations surrounding the drafting of the Acquisition Agreement. At the conclusion of its presentation, Raymond James delivered its oral and written opinion to the effect that, as of such date, the $7.25 per share in cash to be received by Fargo stockholders in the Offer and the Merger was fair to such stockholders from a financial point of view. After further discussion, the Fargo Board unanimously (1) determined that the Offer and the Merger and the other transactions contemplated in the Acquisition Agreement were advisable and are fair to and in the best interests of Fargo and the holders of Shares, (2) recommended that holders of Shares tender their Shares in the Offer and, if the matter is submitted to the Fargo stockholders, approve the Merger, and (3) approved the Acquisition Agreement, the Offer and the Merger and the other transactions contemplated by the Acquisition Agreement.

    On July 31, 2001, Zebra, Merger Sub and Fargo signed the Acquisition Agreement. On that date, following the close of trading on the Nasdaq National Market, Fargo and Zebra issued a joint press release announcing the execution of the Acquisition Agreement. A copy of the joint press release issued by Fargo and Zebra is filed as a preliminary communication under a Schedule 14D-9 of Fargo filed on July 31, 2001 and is incorporated herein by reference.

    On August 3, 2001, Merger Sub commenced the Offer.

Reasons for the Fargo Board's Recommendation

    In approving the Acquisition Agreement, and the Transactions, and recommending that holders of Shares tender their Shares in the Offer and, if the matter is submitted to the Fargo stockholders, approve the Merger, the Fargo Board considered a number of factors, including, but not limited to, the following, in addition to the factors mentioned in "Background" above in this Item 4:

  •
  The consideration to be paid in the Offer and the Merger, and, in particular, the fact that the $7.25 per Share to be received by Fargo stockholders in the Offer and the Merger represents a premium of approximately 32.3% over the closing sale price per Share on July 30, 2001, the day before the Fargo Board approved the Acquisition Agreement and the Transactions, as well as a 52.6% premium over the closing sale price on the trading day occurring six months prior to July 30, 2001 and a 246% premium over the closing sale price on the trading day occurring three months prior to July 30, 2001.

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  Fargo's financial condition, results of operations, assets, liabilities, liquidity, business and prospects and industry, economic and market conditions, including the inherent risks and uncertainties in Fargo's business in each case on a historical, current and prospective basis.

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  Fargo's prospects and anticipated competitive position if it were to remain an independent, publicly traded entity, including the risks and benefits inherent in remaining a stand-alone entity and continuing to pursue its current strategy in an industry environment marked by increasing competition and consolidation and the risks involved in achieving its prospects and strategic objective, especially in light of the current and expected economic climate, including the current uncertainty of the equity markets.

  •
  The historical and recent market prices for the Shares and potential future share prices.

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  The fact that holders of approximately 44.68% of the outstanding Shares are willing to execute the Stockholder Agreements, pursuant to which they will agree, among other things, to tender their Shares in the Offer and not take any action that would tend to prevent the consummation of the Transactions.

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  The presentation and opinion of Raymond James & Associates, Inc., dated July 31, 2001, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $7.25 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Zebra, Merger Sub and their affiliates) was fair, from a financial point of view, to such holders. The full text of Raymond James & Associates, Inc.'s written opinion, dated July 31, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Raymond James & Associates, Inc., is attached hereto as Annex B, and is incorporated herein by reference. This opinion is directed only to the fairness, from a financial point of view, of the $7.25 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Zebra, Merger Sub and their affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. Holders of Shares are urged to read this opinion carefully in its entirety.

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  The high likelihood that the Transactions would be completed in light of the Stockholder Agreements, the experience, reputation and financial capabilities of Zebra and the regulatory and stockholder approvals required to complete the Transactions.

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  The process leading to the Offer and the Merger and the judgment of the Fargo Board and management, based upon historical discussions with other likely parties to engage in an acquisition transaction with Fargo and negotiations with Zebra, of the likelihood of consummation of any such alternative transactions and the risks associated therewith, and that the Offer Price represented the highest price attainable for the Shares.

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  The market capitalization of Fargo, the minimal amount of analyst coverage for Fargo's securities and the relatively low volume of trading in its Shares on the Nasdaq National Market.

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  The availability of appraisal rights under Section 262 of the Delaware law.

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  The terms and conditions of the Acquisition Agreement, including provisions that (a) although prohibiting Fargo and its representatives from soliciting or initiating any inquiries or proposals regarding an Acquisition Proposal (as defined in the Acquisition Agreement), permit Fargo and its representatives to furnish information or data (including, without limitation, confidential information or data) relating to Fargo or its subsidiaries to, and participate in negotiations with, any third party making an unsolicited bona fide written Acquisition Proposal, to the extent the Fargo Board reasonably believes that such Acquisition Proposal may constitute a Superior Proposal (as defined in the Acquisition Agreement) and (b) permit Fargo to terminate the Acquisition Agreement to accept a Superior Proposal, subject to (i) Fargo entering into a definitive agreement providing for the transactions contemplated by such Acquisition Proposal immediately following such termination, (ii) the Fargo Board having given Zebra at least two business days prior written notice of its determination to terminate the Acquisition Agreement and having afforded Zebra a reasonable opportunity within such two business day period to match or exceed the Superior Proposal and (iii) payment of a $5.6 million termination fee.

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  The proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger for the same consideration and the fact that there is no financing condition to the Offer or any condition based on due diligence or fluctuations in general or Fargo's stock prices. In this connection, the Fargo Board also considered the likelihood that the proposed acquisition would be consummated, including the likelihood of satisfaction of the conditions to the Offer and the Merger contained in the Acquisition Agreement, and the risks to Fargo if the acquisition was not consummated.

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  The recommendation of Fargo's management with respect to the proposed transaction.

    The Fargo Board also identified and considered a number of uncertainties and risks in its deliberations concerning the Offer and the Merger, including the following:

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  The possibility that the Merger may not be completed and the effect of public announcement of the Transactions on Fargo's sales and operating results, and its ability to retain and attract new customers and retain and attract key technical, marketing and management personnel.

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  The possibility that, although the Offer and Merger gives Fargo stockholders the opportunity to realize a premium over the price at which the Shares traded immediately prior to the public announcement of the Offer and the Merger, the Offer Price is below the price at which the Shares traded one year ago and the price or value of the Shares may increase in the future, and holders of Shares would not benefit from such future increases.

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  The fact that, if Fargo were to exercise its right to terminate the Acquisition Agreement in connection with the receipt of a Superior Proposal, a $5.6 million termination fee would become payable by Fargo to Zebra.

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  The tax treatment of the Offer and Merger to Fargo stockholders.

    In view of the variety of factors considered by the Fargo Board in connection with its evaluation of the Acquisition Agreement and the Transactions, the Fargo Board did not find it practicable to and did not quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of the Fargo Board may have given different weights to different factors in making their individual determinations. After weighing all of these considerations, the Fargo Board unanimously (1) determined that the Offer and the Merger and the other transactions contemplated in the Acquisition Agreement are advisable and are fair to and in the best interests of Fargo and the holders of Shares, (2) recommended that holders of Shares tender their Shares in the Offer and, if the matter is submitted to the Fargo stockholders, approve the Merger, and (3) approved the Acquisition Agreement, the Offer and the Merger and the other transactions contemplated by the Acquisition Agreement.

Intent to Tender

    To the best of Fargo's knowledge, all of its executive officers and directors who own Shares intend to tender pursuant to the Offer all Shares which are owned beneficially or of record by such persons. As discussed above in Items 2 and 3, all of the directors and executive officers of Fargo and entities affiliated with TA Associates, Inc. and St. Paul Venture Capital, Inc. have entered into Stockholder Agreements whereby they have agreed to tender in response to the Offer all the Shares that they own of record or beneficially.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used

    Fargo has retained Raymond James to act as its sole financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Raymond James' engagement, Fargo has agreed to pay Raymond James the following amounts: (i) a retainer fee of $25,000 (which will be deducted from any amount due upon consummation of the Transactions), (ii) $250,000 payable upon rendering an opinion as to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by the holders of Shares and (iii) 0.25% of the total consideration received by Fargo stockholders in connection with the Transactions, or approximately $252,000, upon consummation of the Transactions. Fargo also has agreed to reimburse Raymond James for reasonable out-of-pocket expenses, including the reasonable fees, disbursements and other charges of its legal counsel, and to indemnify Raymond James and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Raymond James' engagement.

    Neither Fargo nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the stockholders of Fargo on its behalf concerning the Offer and the Merger.

Item 6.  Interest in Securities of the Subject Company

    To the best of Fargo's knowledge, no transactions in Shares have been effected during the past 60 days by Fargo or by any executive officer, director, affiliate or subsidiary of Fargo, except as set forth below and in Item 3 above and except that executive officers of Fargo have acquired beneficial ownership of Shares under Fargo's 2001 Employee Stock Purchase Plan, which acquisitions are not material. In June 2001, 15,625 Shares held by I. Tony Haugen, a former executive officer of Fargo, were repurchased by Fargo upon the termination of Mr. Haugen's employment with Fargo in accordance with a Restricted Stock Agreement dated April 15, 1998 between Fargo and Mr. Haugen. Fargo paid the repurchase price by offsetting a portion of the outstanding principal amount of indebtedness owed by Mr. Haugen to Fargo.

Item 7.  Purposes of the Transaction and Plans or Proposals

    Except as set forth in this Schedule 14D-9, Fargo is not presently engaged in any negotiations in response to the Offer which relate to or would result in: (1) a tender offer for or other acquisition of securities by or of Fargo; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Fargo or any subsidiary of Fargo; (3) a purchase, sale or transfer of a material amount of assets of Fargo or any subsidiary of Fargo; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Fargo.

    Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Fargo Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in clauses (1) through (4) of the immediately preceding paragraph.

Item 8.  Additional Information

    The Information Statement attached hereto as Annex A is being furnished to Fargo stockholders in connection with the possible designation by Zebra, pursuant to the Acquisition Agreement, of certain persons to be appointed to the Fargo Board other than at a meeting of Fargo stockholders, and such information is incorporated herein by reference. In addition, the information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9.  Exhibits

    The following Exhibits are filed herewith:

Exhibit No.	Description
99(a)(1)	Offer to Purchase (incorporated by reference to Exhibit 99.1(a)(1)(A) of the Schedule TO)
99(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit 99.1(a)(1)(B) of the Schedule TO)
99(a)(3)	Joint Press Release of Zebra Technologies Corporation and Fargo Electronics, Inc. issued July 31, 2001 (incorporated by reference to Exhibit 99.1(a)(1)(H) of the Schedule TO)
99(a)(4)	Letter to Stockholders of Fargo Electronics, Inc. (filed herewith)
99(a)(5)	Form of Summary Advertisement (incorporated by reference to Exhibit 99.1(a)(1)(G) of the Schedule TO)
99(c)(1)	Fairness Opinion of Raymond James & Associates (attached hereto as Annex B)
99(e)(1)	Confidentiality Agreement dated July 10, 2001 between Zebra Technologies Corporation and Fargo Electronics, Inc. (incorporated by reference to Exhibit 99.1(d)(2) of the Schedule TO)
99(e)(2)	Exclusivity Letter dated July 10, 2001 between Zebra Technologies Corporation and Fargo Electronics, Inc. (incorporated by reference to Exhibit 99.1(d)(3) of the Schedule TO)
99(e)(3)
Acquisition Agreement dated July 31, 2001 among Zebra Technologies Corporation, Rushmore Acquisition Corp. and Fargo Electronics, Inc. (incorporated by reference to Exhibit 99.1 of Fargo's Current Report on Form 8-K filed on August 1, 2001 (File No. 0-29029)
99(e)(4)
Form of Stockholder Agreement dated July 31, 2001 among Zebra Technologies Corporation and each of the entities affiliated with TA Associates, Inc. and St. Paul Venture Capital, Inc. (incorporated by reference to Exhibit 99.2 of Fargo's Current Report on Form 8-K filed on August 1, 2001 (File No. 0-29029)
99(e)(5)
Form of Stockholder Agreement dated July 31, 2001 among Zebra Technologies Corporation and each of the directors and executive officers of Fargo (incorporated by reference to Exhibit 99.3 of Fargo's Current Report on Form 8-K filed on August 1, 2001 (File No. 0-29029)
99(e)(6)	Amended and Restated Employment Agreement dated June 19, 2001 between Fargo Electronics, Inc. and Gary R. Holland, as amended (filed herewith)
99(e)(7)
Form of Direct Reports Agreement dated April 30, 2001 between Fargo Electronics, Inc. and each of Scott Ackerman, Mark Andersen, Kathleen Phillips, Thomas Platner, Paul Stephenson and Jeffrey Upin (filed herewith)
99(e)(8)	Form of Management Agreement dated April 30, 2001 between Fargo Electronics, Inc. and several of its employees (filed herewith)

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FARGO ELECTRONICS, INC.
By:	/S/ GARY R. HOLLAND Gary R. Holland Chairman, President and Chief Executive Officer

Dated: August 3, 2001

ANNEX A

6533 Flying Cloud Drive
Eden Prairie, Minnesota 55344

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

GENERAL

    This Information Statement is being mailed on or about August 3, 2001 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Fargo Electronics, Inc., a Delaware corporation ("Fargo"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Zebra Technologies Corporation, a Delaware corporation ("Zebra"), to Fargo's Board of Directors (the "Fargo Board"). The Acquisition Agreement requires Fargo, following the purchase of Shares by Rushmore Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Zebra ("Merger Sub"), pursuant to the Offer and upon request of Zebra, to take certain action to cause the persons designated by Zebra (the "Zebra Designees") to be elected to the Fargo Board.

    On July 31, 2001, Fargo entered into an Acquisition Agreement (the "Acquisition Agreement") with Zebra and Merger Sub, pursuant to which Merger Sub is required to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Fargo, including the associated rights to purchase preferred stock (the "Shares"), at a purchase price of $7.25 per Share, net to each seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"). The Offer is disclosed in the Tender Offer Statement on Schedule TO, dated August 3, 2001 (the "Schedule TO"), as filed by Zebra and Merger Sub with the Securities and Exchange Commission (the "SEC"). Copies of the Offer to Purchase and the Letter of Transmittal are being furnished to Fargo stockholders concurrently with this Information Statement.

    The Acquisition Agreement provides, among other things, for the commencement of the Offer by Merger Sub and further provides that, as soon as practicable following the satisfaction or, if permissible, waiver of the conditions set forth in the Acquisition Agreement and in accordance with Delaware law, Merger Sub will be merged with and into Fargo (the "Merger"), and Fargo will continue as the surviving corporation and will become a wholly-owned subsidiary of Zebra. At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held by Zebra, Merger Sub, Fargo or any of their majority-owned subsidiaries or by stockholders who demand and perfect appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the Offer Price. Stockholders who demand and fully perfect appraisal rights under Delaware law will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by Delaware law.

    The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that constitute a majority of the

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total number of outstanding Shares on a fully diluted basis (after giving effect to the exercise of all outstanding existing options to purchase Common Stock, whether or not exercised at the time of determination) as of the date the Shares are accepted for payment pursuant to the Offer and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The Offer is also subject to certain other conditions set forth in Annex I to the Acquisition Agreement.

    The Acquisition Agreement may be terminated under certain circumstances, including if the consummation of the Offer does not occur before November 15, 2001 (or December 31, 2002 if the consummation of the Offer has not occurred due to the applicable waiting periods under the HSR Act not having expired or been terminated) or if the Fargo Board withholds or withdraws or modifies in a manner adverse to Zebra or Merger Sub its recommendation of the Offer, the Merger or the Acquisition Agreement or approves a Superior Proposal (as defined in the Acquisition Agreement). Under certain circumstances, termination of the Acquisition Agreement will require Fargo to pay Zebra a $5.6 million termination fee or Zebra to pay Fargo a $3.1 million termination fee. A copy of the Acquisition Agreement is filed as Exhibit 99(e)(3) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

    Concurrently with entering into the Acquisition Agreement, Zebra has entered into stockholder agreements, dated as of July 31, 2001 (the "Stockholder Agreements"), with all of Fargo's directors and executive officers and several entities affiliated with TA Associates, Inc. and St. Paul Venture Capital, Inc. (collectively, the "Supporting Stockholders") pursuant to which the Supporting Stockholders have, among other things, (1) agreed to validly tender (and not withdraw) all of their Shares into the Offer, and (2) granted an irrevocable proxy to Zebra to vote and take any actions with respect to all of the Shares owned by the Supporting Stockholders at any meeting of the stockholders of Fargo or by written consent in lieu of any such meetings, (a) in favor of approval of the Acquisition Agreement, the Offer and the Merger; (b) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Fargo under the Acquisition Agreement; and (c) against the following actions (other than the Offer, the Merger and the transactions contemplated by the Acquisition Agreement): (i) any acquisition proposal or any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Fargo, a sale, lease or transfer of a material amount of assets of Fargo, or a reorganization, recapitalization, dissolution or liquidation of Fargo; (ii) (x) any change in a majority of the persons who constitute the Fargo Board; (y) any change in the present capitalization of Fargo or any amendment of Fargo's Amended and Restated Certificate of Incorporation or Bylaws; (iii) any other material change in Fargo's corporate structure or business; or (iv) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially and adversely affect the Offer, the Merger or any of the transactions contemplated by the Stockholder Agreements or the Acquisition Agreement, as applicable. The Stockholder Agreements terminate upon the earlier of (a) the termination of the Acquisition Agreement or (b) the Effective Time.

    Under the Stockholder Agreements entered into by the entities affiliated with TA Associates, Inc. and St. Paul Venture Capital, Inc., if a termination fee becomes payable by Fargo pursuant to the Acquisition Agreement, and in any case a transaction contemplated by a Superior Proposal is consummated within 12 months after such termination, each of these entities must pay Zebra an amount in cash equal to 50% of the excess of (A) the product of (x)(1) the gross amount of any cash, plus the fair market value of any other consideration, actually received by it for each of its Shares in such transaction, minus (ii) $7.25 and (y) the number of its Shares held of record or beneficially owned by it at the time the consideration is paid, over (B) the amount of any expenses (which shall not include any taxes) incurred by it directly in connection with such transaction.

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    On July 31, 2001, the Supporting Stockholders owned 5,253,350 Shares, constituting approximately 44.68% of the then outstanding Shares. In addition, on July 31, 2001, Zebra directly owned 585,000 Shares, constituting an additional approximately 4.98% of the then outstanding Shares.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth in this Information Statement supplements certain information set forth in the Schedule 14D-9. The information contained in this Information Statement concerning Zebra and Merger Sub has been furnished to Fargo by Zebra. Fargo assumes no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

    The Offer commenced on August 3, 2001 and is scheduled to expire at 12:00 midnight, New York City time, on August 30, 2001, unless extended upon the terms set forth in the Offer to Purchase.

RIGHT TO DESIGNATE DIRECTORS AND PARENT DESIGNEES

    The Acquisition Agreement provides that, effective upon the purchase of and payment for the Shares by Merger Sub pursuant to the Offer and from time to time thereafter, Zebra will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Fargo Board as will give Merger Sub representation on the Fargo Board equal to the product of the total number of directors on the Fargo Board (giving effect to the directors elected pursuant to such provision) multiplied by the percentage that the aggregate number of Shares beneficially owned by Merger Sub or any affiliate of Merger Sub following such purchases bears to the total number of Shares then outstanding.

    The Acquisition Agreement provides that Fargo will to the extent necessary increase the size of the Fargo Board or use its reasonable efforts to obtain the resignation of such number of its current directors as is necessary to cause the Zebra Designees to be elected to the Fargo Board. Fargo will also, upon the request of the Zebra, use its reasonable efforts to cause persons designated by Zebra to constitute the same percentages as the Zebra Designees shall constitute of the Fargo Board of each committee of the Fargo Board. Notwithstanding the foregoing, until the Effective Time, Fargo shall ensure that at least two members of the Fargo Board as of the date of the Acquisition Agreement who are not officers or employees of Fargo, remain members of the Fargo Board.

    The Acquisition Agreement provides that Fargo will promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to fulfill such obligations.

Zebra Designees

    The Zebra Designees will be selected by Merger Sub from among the individuals listed below. Each of the following individuals has consented to serve as a director of Fargo if appointed or elected. None of the Zebra Designees currently is a director of, or holds any positions with, Fargo. Zebra has advised Fargo that, to the best of Zebra's knowledge, except as set forth below, none of the Zebra Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Fargo, other than 585,000 Shares directly owned by Zebra, which each Zebra Designee may be deemed to beneficially own as a result of his relationship with Zebra and 60,000 Shares owned by Veraje Anjargolian, nor has any such person been involved in any transaction with Fargo or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Zebra or Merger Sub and Fargo that have been described in this Information Statement.

    The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Zebra Designees are set forth below. Unless otherwise

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indicated, each such person has held his or her present position as set forth below for the past five years and each occupation refers to employment with Zebra. Unless otherwise indicated, each such person is a citizen of the United States, and the business address of each person listed below is c/o Zebra Technologies Corporation, 333 Corporate Woods Parkway, Vernon Hills, Illinois 60061.

Name and Business Address	Age	Present Principal Occupation or Employment and Material Positions Held During the Past Five Years
Edward L. Kaplan	56	Chairman and Chief Executive Officer. Mr. Kaplan is a co-founder of Zebra and has been the Chief Executive Officer and Chairman of Zebra since 1969. He served as President of Zebra from its formation until February 1995 and again from April 1997 to April 1998 (on an interim basis) and as Chief Financial Officer of Zebra from its formation until October 1991. Mr. Kaplan began his career as a project engineer for Seeburg Corporation, later joining Teletype Corporation as a mechanical engineer performing research and development in the Printer Division. In 1969, he and Gerhard Cless founded Zebra, then known as Data Specialties, Inc. Mr. Kaplan received a BS in Mechanical Engineering from the Illinois Institute of Technology (graduating Tau Beta Pi) and an MBA from the University of Chicago and is an NDEA Fellow of Northwestern University.
John H. Kindsvater	60	Senior Vice President, Business Development since December 2000. He joined Zebra in 1980 and held various sales and marketing executive positions, in which he was responsible for developing and implementing marketing and sales strategies. In February 1995, he was promoted to Vice President of Corporate Development, and in May 1996 was appointed to the additional position of President of Zebra Technologies VTI. From December 1998 to December 2000, Mr. Kindsvater held the position of Vice President, Market Development. Prior to joining Zebra, Mr. Kindsvater held management positions in corporate development, international operations, marketing and sales with various technology-based companies, including Quixote Corporation, A. B. Dick Company, Marsh Instrument Company and Jeppesen & Co. Mr. Kindsvater attended Purdue University and received his BS degree and MBA from the University of Denver. He has served on the Board of Directors of Automatic Identification Manufacturers (AIM), the industry's trade association.
Veraje Anjargolian	56	Vice President and General Manager of Zebra's Card Printer Business Unit since the year 2000. In 1996, Mr. Anjargolian served as General Manager of RIS Inc. He continued in this capacity until 1997 when he became Vice President of Operations of Zebra's Card Printer Business Unit. Mr. Anjargolian held this position until 1999.

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Gerhard Cless	61	Executive Vice President, Secretary and Director. Mr. Cless is a co-founder of Zebra and has been the Executive Vice President and Secretary of Zebra since June 1998. Mr. Cless served as Executive Vice President for Engineering and Technology of Zebra from February 1995 to June 1998, after having served as Senior Vice President since 1969. Mr. Cless served as Treasurer of Zebra until October 1991. Since 1969, he has been active with Zebra where he has directed the development of numerous label printers and maintained worldwide technology/vendor relationships. Prior to founding Zebra, Mr. Cless was a research and development engineer at Teletype Corporation's printer division. Mr. Cless received an MSME degree from Esslingen, Germany, and has done graduate work at the Illinois Institute of Technology. Zebra's 57,400 square-foot technology center, which was completed in 1999, is named in honor of Mr. Cless. Mr. Cless is a citizen of Germany and a resident alien in the United States.
Charles E. Turnbull	49	President since April 20, 1998. Mr. Turnbull came to Zebra from Nashua Corporation, where he was President of the Commercial Products Group from August 1995 to October 1997. From January 1994 until November 1994, Mr. Turnbull was President of the Polyken Technologies Division of Kendall International. From 1978 to 1994, Mr. Turnbull held various management positions of increasing responsibility with the Avery Dennison Corporation, including Vice President and General Manager of the Marking Films Division. Mr. Turnbull received a BS degree in industrial engineering from the University of Oklahoma and an MBA from the Harvard Graduate School of Business.
Michael T. Edicola	43	Vice President of Human Resources since September 1999. From 1995 to 1999, Mr. Edicola was Vice President of Human Resources for The Rank Group PLC's Film and Entertainment Services business. From 1981 to 1995, he served in various senior Human Resource management positions with the General Electric Company, progressing to Divisional Human Resources Officer for both the Steam Turbine and Navy business groups. Mr. Edicola received a BS in Industrial Relations from LeMoyne College and an MA in Human Resources from the University of Cincinnati.

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CERTAIN INFORMATION CONCERNING FARGO

Common Stock

    The shares of Common Stock constitute the only class of voting securities of Fargo. As of the close of business on July 31, 2001, there were 11,756,544 shares of Common Stock outstanding. Each share of Common Stock entitles its record holder to one vote. Fargo stockholders do not have cumulative voting rights. Except where the context otherwise requires, all references in this Information Statement to "Common Stock" include the associated rights to purchase preferred stock issued pursuant to that certain Rights Agreement, dated as of February 9, 2000, between Fargo and Wells Fargo Bank Minnesota, National Association, as rights agent (the "Rights Agreement"). All references in this Information Statement to "Shares" mean shares of the Common Stock.

Security Ownership of Certain Beneficial Owners and Management

    The following table sets forth information regarding the beneficial ownership of Fargo Common Stock by (a) each stockholder who is known by Fargo to own beneficially more than 5% of the outstanding Common Stock, (b) each director of Fargo, (c) each executive officer of Fargo named in the Summary Compensation Table under the heading "Executive Compensation," and (d) all of Fargo's executive officers and directors as a group. This ownership information is, unless otherwise indicated in the footnotes, as of July 31, 2001 and does not reflect any beneficial ownership that may arise as a result of the Stockholder Agreements.

    Unless otherwise noted, each of the stockholders listed in the table possesses sole voting and investment power with respect to the shares indicated. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days are treated as outstanding only when determining the amount and percent owned by such person or group. As of July 31, 2001, there were 11,756,544 shares of Common Stock outstanding.

	Shares of Common Stock Beneficially Owned
Name of Beneficial Owner	Amount	Percent of Class
Entities affiliated with TA Associates, Inc.(1)	3,125,000	26.6%
Entities affiliated with St. Paul Venture Capital, Inc.(2)	1,562,500	13.3%
Benson Associates, LLC(3)	904,000	7.7%
Theodore R. Duncan(4)	770,000	6.5%
Gary R. Holland(5)	466,125	4.0%
I. Tony Haugen(6)	27,525	*
Jeffrey D. Upin(7)	10,093	*
Mark S. Andersen(8)	15,655	*
Gary A. Lenz(9)	24,375	*
Kent O. Lillemoe(10)	46,250	*
Michael C. Child(11)	3,126,250	26.6%
Everett V. Cox(12)	1,563,750	13.3%
William H. Gibbs(13)	126,250	1.1%
Elaine A. Pullen(14)	8,843	*
All directors and executive officers as a group (12 persons)(15)	5,389,689	45.3%

Less than 1%

(1)
This information is based on a Schedule 13G filed with the SEC on February 14, 2001 by entities related to TA Associates, Inc. and includes: (i) 2,304,687 shares held by TA/Advent VIII L.P., (ii) 727,345 shares held by Advent Atlantic and Pacific III L.P., (iii) 46,875 shares held by

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  TA Executives Fund LLC, and (iv) 46,093 shares held by TA Investors LLC. TA/Advent VIII L.P., Advent Atlantic and Pacific III L.P., TA Executives Fund LLC and TA Investors LLC are part of an affiliated group of investment partnerships and limited liability companies referred to, collectively, as the TA Associates Group. The general partner of TA/Advent VIII, L.P. is TA Associates VIII LLC. The general partner of Advent Atlantic and Pacific III L.P. is TA Associates AAP III Partners L.P. TA Associates, Inc. is the manager and general partner of each of TA Associates VIII LLC and TA Associates AAP III Partners L.P. TA Associates, Inc. is also the manager of each of TA Executives Fund LLC and TA Investors LLC. In such capacity, TA Associates, Inc. exercises sole voting and investment power with respect to all of the shares deemed to be beneficially owned by the named investment partnerships and limited liability companies. With the exception of those shares held by TA Investors LLC, individually, no stockholder, director or officer of TA Associates, Inc. is deemed to have or share such voting or investment power. Principals and employees of TA Associates, Inc. (including Mr. Child, a director of Fargo) comprise the general partners of TA Investors LLC. In such capacity, Mr. Child may be deemed to share voting and investment power with respect to the 46,093 shares that may be deemed beneficially owned by TA Investors LLC. Mr. Child disclaims beneficial ownership of all shares, except as to 1,349 shares held by TA Investors LLC, in which he holds a pecuniary interest. The address of the TA Associates Group is High Street Tower, Suite 2500, 125 High Street, Boston, Massachusetts 02110-2720.

(2)
This information is based on a Schedule 13G filed with the SEC on February 2, 2001 by entities related to The St. Paul Companies, Inc. and St. Paul Venture Capital, Inc. and includes: 1,519,530 shares held by St. Paul Venture Capital IV LLC and 42,970 shares held by St. Paul Venture Capital Affiliates Fund I LLC. St. Paul Venture Capital, Inc. is the manager of St. Paul Venture Capital IV, LLC and St. Paul Venture Capital Affiliates Fund I, LLC and exercises sole voting and investment power with respect to these shares. St. Paul Fire and Marine Insurance Co. owns a 77% interest in St. Paul Venture Capital, Inc. and 99% of the membership interests in St. Paul Venture Capital IV, LLC. Everett Cox, a director of Fargo Electronics, Inc., is an executive officer and stockholder of St. Paul Venture Capital, Inc. Mr. Cox disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address of St. Paul Venture Capital, Inc. is 10400 Viking Drive, Suite 550, Eden Prairie, Minnesota 55344.

(3)
This information is based on a Schedule 13G filed with the SEC on February 13, 2001 by Benson Associates, LLC, 111 S.W. Fifth Avenue, Suite 2130, Portland, Oregon 97204.

(4)
This information is based on a Schedule 13G filed with the SEC on October 4, 2000 by Theodore R. Duncan, 1350 Indian Mound Trail, Vero Beach, Florida 32963.

(5)
Represents 312,500 shares of restricted stock purchased by Mr. Holland under Fargo's 1998 Stock Option and Grant Plan, 78,125 shares granted to Mr. Holland as a stock bonus and 12,500 shares that Mr. Holland has the right to acquire within 60 days by exercising options.

(6)
Represents 21,275 shares of restricted stock purchased by Mr. Haugen under Fargo's 1998 Stock Option and Grant Plan and 6,250 shares that Mr. Haugen has the right to acquire within 60 days by exercising options. Mr. Haugen is no longer an executive officer of Fargo.

(7)
Represents 9,843 shares that Mr. Upin has the right to acquire within 60 days by exercising options.

(8)
Represents 15,155 shares that Mr. Andersen has the right to acquire within 60 days by exercising options

(9)
Represents 7,813 shares that Mr. Lenz purchased under Fargo's 1998 Stock Option and Grant Plan and 16,562 shares that Mr. Lenz has the right to acquire within 60 days by exercising options. Mr. Lenz is no longer an executive officer of Fargo.

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(10)
Represents 31,250 shares of restricted stock purchased by Mr. Lillemoe under Fargo's 1998 Stock Option and Grant Plan and 15,000 shares that Mr. Lillemoe has the right to acquire within 60 days by exercising options. Mr. Lillemoe is no longer an executive officer of Fargo.

(11)
Includes 3,125,000 shares beneficially owned by TA Associates, Inc. or its affiliated entities, as to which Mr. Child disclaims beneficial ownership, except to the extent of 1,349 shares in which he has a pecuniary interest through TA Investors LLC. Also includes 1,250 shares that Mr. Child has the right to acquire within 60 days by exercising options.

(12)
Includes 1,562,500 shares beneficially owned by St. Paul Venture Capital, Inc. or its affiliated entities, as to which Mr. Cox disclaims beneficial ownership. Also includes 1,250 shares that Mr. Cox has the right to acquire within 60 days by exercising options.

(13)
Includes 78,125 shares of restricted stock purchased by Mr. Gibbs under Fargo's 1998 Stock Option and Grant Plan and 48,125 shares that Mr. Gibbs has the right to acquire within 60 days by exercising options.

(14)
Represents 8,843 shares that Ms. Pullen has the right to acquire within 60 days by exercising options.

(15)
The amount beneficially owned by all current directors and executive officers as a group includes (i) 3,125,000 beneficially owned by TA Associates Group as to which Mr. Child may be deemed to have voting and investment power, (ii) 1,562,500 shares beneficially owned by St. Paul Venture Capital, Inc. as to which Mr. Cox may be deemed to have voting and investment power, and (iii) 136,339 shares issuable under options that are currently exercisable or will become exercisable within the next 60 days.

Current Members of the Fargo Board

    Fargo's Bylaws provide that the Fargo Board will consist of between one and nine members, with the number of directors determined from time to time by the Fargo Board. The number of directors is currently set at six. The Fargo Board is divided into three classes for the purposes of election. One class is elected at each annual meeting of stockholders to serve for a three-year term. At each annual meeting, one class of directors is selected to serve for three years or until their successors are elected and shall have qualified. Everett V. Cox and Elaine A. Pullen have been designated a Class I directors, and their terms expire at the 2004 Annual Meeting of Stockholders. Michael C. Child and William H. Gibbs have been designated Class II directors, and their terms expire at the 2002 Annual Meeting of Stockholders. Gary R. Holland and Kent O. Lillemoe have been designated Class III directors, and their terms expire at the 2003 Annual Meeting of Stockholders.

    Biographical information on each director, including his or her age, follows. There is no family relationship between any director or executive officer of Fargo.

Name	Age	Principal Occupation
Everett V. Cox	46	Executive Vice President of St. Paul Venture Capital, Inc.
Michael C. Child	46	Managing Director of TA Associates, Inc.
William H. Gibbs	57	Independent Consultant and Investor
Gary R. Holland	59	Chairman, President and Chief Executive Officer of Fargo
Kent O. Lillemoe	42	Chief Operating Officer of Avanti Optics Corp.
Elaine A. Pullen	47	Former President of Trident International, Inc.

    Everett V. Cox is Executive Vice President of St. Paul Venture Capital, Inc. Mr. Cox has been Executive Vice President of St. Paul Venture Capital since 1992. Prior to that, he spent nine years with Security Pacific Capital, a California based venture capital firm, as Senior Vice President. Previously, he held technical positions with McDonnell Douglas Corporation and Garrett AiResearch. Mr. Cox is

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currently a director of Captus Networks Corp. and Clinsoft Corporation. Mr. Cox has served as a director of Fargo since February 1998.

    Michael C. Child currently serves as a Managing Director of TA Associates, Inc., a venture capital investment firm. Mr. Child has been employed by TA Associates, or its predecessor, since July 1982. Mr. Child serves as a director of Finisar Corporation, Manufacturing Technology Inc., IPG Photonics, Inc. and International Microcircuits Inc. He has served as a director of Fargo since November 1999.

    William H. Gibbs has been an independent consultant and investor since January 1998. From 1985 to 1998, Mr. Gibbs served as Chief Executive Officer and Chairman of the Board of DH Technology, Inc., a manufacturer of point of sale and bar code printers and smart card systems. From 1981 to 1985, Mr. Gibbs was President of Information Magnetics Inc., a disk drive head manufacturer. Prior to that, Mr. Gibbs held various management positions at Datapoint Corporation and the General Electric Company. Mr. Gibbs is currently a director of Remec Inc. and Pro Strategic Solutions, Inc. Mr. Gibbs has served as a director of Fargo since April 1999 and also served Fargo in a part time advisory role from April 1999 to March 2000.

    Gary R. Holland has served as Fargo's Chairman, President and Chief Executive Officer since February 1998. From May 1997 to February 1998, Mr. Holland was the general manager of Fargo. From 1992 to 1997, Mr. Holland owned and operated two business and strategy consulting firms, Decision Process International and Holland & Associates. From 1982 to 1992, Mr. Holland was the President and Chief Executive Officer of Datacard Corporation. From 1979 to 1982, he was the President and Chief Operating Officer of CPT Corporation. Mr. Holland also serves as a member of the boards of directors of Check Technology Corporation and DataKey Corporation, where he is the Chairman of the Board. Mr. Holland has been a director of Fargo since 1998.

    Kent O. Lillemoe has been the Chief Operating Officer of Avanti Optics Corp. since June 2000. Mr. Lillemoe served as Fargo's Chief Financial Officer from March 1998 to June 2000. From September 1996 to March 1998, Mr. Lillemoe was an independent financial advisor and consultant to several companies and was employed by Gentra Systems, Inc. as Chief Financial Officer from May 1997 through February 1998. From 1985 to 1996, Mr. Lillemoe served as the Vice President of Finance and Administration for CyberOptics Corporation. Mr. Lillemoe has been a director of Fargo since August 2000.

    Elaine A. Pullen was President of Trident International, Inc. until June 2001. Ms. Pullen was a director and the Chief Executive Officer of Trident International, Inc. from April 1995 to February 1999 when Trident was acquired by ITW. She is currently Trident's President. From August 1994 to April 1995, she also served as President and Chief Operating Officer of Trident International. Prior to joining Trident International, Ms. Pullen served as a director of Linx Printing Technologies, PLC from September 1992 to August 1994, where she also served as Business Operations Director from February 1994 to August 1994 and as Engineering Director from September 1992 to February 1994. From 1991 to 1992, Ms. Pullen served as President of Linx USA, and as Vice President of Applied Research and Engineering of VideoJet Systems International, Inc. from 1988 to 1991. Ms. Pullen has served as a director of Fargo since April 1998.

Director Compensation

    Directors of Fargo who are employees receive no separate compensation for their service as directors. Fargo's non-employee directors receive a $5,000 annual retainer fee, $1,000 for each regular meeting of the board of directors, $500 for each committee meeting and $250 for each meeting by teleconference. In addition, directors are reimbursed for travel expenses for attending meetings of the Fargo Board and any Fargo Board or advisory committees.

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    Fargo's 1998 Stock Option and Grant Plan provides for the grant of stock based awards to eligible key employees, officers and directors. On April 20, 2000, Fargo granted each non-employee director a ten-year option to purchase 5,000 shares of Common Stock at an exercise price of $8.63 per share, the fair market value of the Common Stock on that date. These options vest ratably over four years. In addition, on April 6, 2000, Fargo granted Elaine A. Pullen an option to purchase 12,000 shares of common stock at an exercise price of $11.00 per share, the fair market value of the Common Stock on that date, which vests ratably over four years. On June 26, 2000, in connection with the initial appointment of Kent O. Lillemoe to the Fargo Board, Fargo granted Mr. Lillemoe an option, exercisable in full, to purchase 15,000 shares of Common Stock for $2.75 per share, the fair market value of the Common Stock on that date.

Fargo Board Meetings

    The Fargo Board held five meetings during fiscal 2000 and each of the directors attended, either in person or by telephonic conference, 75% or more of these meetings and all meetings of the committees on which such director served during fiscal 2000.

Committees of the Fargo Board

    The Fargo Board has established an Audit Committee and a Compensation Committee. Fargo has not established a standing nominating committee.

    The Audit Committee provides assistance to the Fargo Board in satisfying its fiduciary responsibilities relating to accounting, auditing, operating and reporting practices and reviews the annual financial statements, the selection and work of Fargo's independent auditors and the adequacy of internal controls for compliance with corporate policies and directives. The Audit Committee, comprised of Michael C. Child, Everett V. Cox and William H. Gibbs, met five times during fiscal 2000.

    The Compensation Committee reviews general programs of compensation and benefits for all employees and makes recommendations to the Fargo Board concerning executive officer and director compensation. The Compensation Committee also administers Fargo's 1998 Stock Option and Grant Plan and 2001 Employee Stock Purchase Plan. The Compensation Committee, comprised of Michael C. Child and Elaine A. Pullen, met twice during fiscal 2000.

Audit Committee Report

    The Audit Committee consists of Michael C. Child, Everett V. Cox and William H. Gibbs, each of whom is a member of the Fargo Board and qualifies as "independent" as defined under the National Associations of Securities Dealers' listing standards. The Audit Committee operates under a written charter adopted by the Fargo Board which is included in this information statement as Appendix A.

    The primary function of the Audit Committee is to provide advice with respect to Fargo's financial matters and to assist the Fargo Board in fulfilling its oversight responsibilities regarding finance, accounting and tax compliance. The Audit Committee's primary duties and responsibilities are to:

  •
  serve as an independent and objective party to monitor Fargo's financial reporting process and internal control system;

  •
  review and appraise the audit efforts of Fargo's independent accountants;

  •
  evaluate Fargo's quarterly financial performance;

  •
  oversee management's establishment and enforcement of financial policies and business practices; and

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  •
  provide an open avenue of communication among the independent accountants, financial and senior management, counsel and the Fargo Board.

    The Audit Committee has reviewed and discussed Fargo's audited financial statements for the fiscal year ended December 31, 2000 with Fargo's management. The Audit Committee has discussed with PricewaterhouseCoopers LLP, Fargo's independent public accountants, the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee has also received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees) and the Audit Committee has discussed the independence of PricewaterhouseCoopers LLP with them.

    Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Fargo Board that Fargo's audited financial statements be included in Fargo's Annual Report on Form 10-K for the year ended December 31, 2000 for filing with the SEC.

Audit Committee

Michael C. Child
Everett V. Cox
William H. Gibbs

Report of the Compensation Committee on Executive Compensation

    Fargo's executive compensation policies are recommended and administered by the Compensation Committee of the Fargo Board. The Compensation Committee is currently composed of two independent, outside directors.

    The principal objective of Fargo's compensation policy is to increase stockholder value by providing an incentive to officers and employees to maximize Fargo's performance. Generally, Fargo has set the salaries of its executive officers at industry averages and provided for variable compensation through stock options and cash bonuses. The form of compensation provided to members of Fargo's management varies based on their position and their ability to influence performance.

    The Compensation Committee has discretion to set executive compensation at levels warranted by external, internal and individual circumstances. The Committee has solicited through Mr. Holland, and reviewed annually, compensation surveys for officer positions in the electronics industry. Although such data provides a base for comparison, it is not necessarily used as the basis for the compensation actually awarded.

    Executive Officer Compensation Program.  Fargo's executive officer compensation program can be separated into several elements: base salary, annual cash incentive compensation, long-term incentive compensation in the form of stock options, and various benefits, including medical and retirement savings plans generally available to employees.

    Base Salary.  Fargo's policy is to set the base salaries of its executives at the industry average. Mr. Holland's base salary during 2000 was set at $275,000 by his employment agreement dated February 18, 1998 and approved by the Committee at the beginning of the fiscal year, which the Committee believes is consistent for Chief Executives with similar experience for similarly sized companies. Such salary represented a $3,124 increase over Mr. Holland's base salary for 1999.

    Cash Incentive Compensation.  The Compensation Committee establishes an executive bonus plan annually. The bonus plan assigns to each executive, based upon the Committee's determination of the size of bonus appropriate for the position held by the executive, a base dollar amount bonus objective.

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For 2000, the Committee then created a matrix of multipliers for such base bonus objective as a function of increases in net income before interest and incomes taxes ("NIBIT") and revenue. For any given increases in NIBIT after a threshold increase in revenue, the matrix will dictate a multiplier that is applied to the base dollar amount bonus objective to determine the bonus awarded.

    Mr. Holland did not earn a cash bonus for 2000 as a result of higher research and development expenses and lower gross margins causing operating profit to be below targeted levels.

    Stock Incentive Compensation.  Fargo provides long-term incentives to Fargo's executive officers primarily through Fargo's Amended and Restated 1998 Stock Option and Grant Plan. Under the Option Plan, the Compensation Committee awards stock options to executive officers based on the number of options and shares currently held by the executive and also on performance factors similar to those used to determine salaries and annual cash incentives. The Compensation Committee has not fixed, or predetermined, the amount of shares to be available for options grants in any year. The Committee has, however, reviewed industry statistics regarding the appropriate size of the option plan in terms of outstanding shares and the appropriate size of grants to executive officers and to employees as a whole.

    Stock options are granted to encourage an executive to seek the same objectives as shareholders, to retain executives through vesting and to lower the overall cash cost of compensation. Fargo's options generally vest over a period of four years and expire after seven to ten years. Options are generally granted with an exercise price equal to fair market value of Fargo Common Stock on the date of grant.

    Benefits.  Fargo provides medical and retirement savings benefits to executive officers on terms generally available to employees. No executive officer received perquisites in excess of 10% of salary during 2000.

    Summary.  The Compensation Committee believes that the compensation program for executive officers during the 2000 year achieved the principal objectives for which it was designed.

    Section 162(m).  Section 162(m) of the Internal Revenue Code of 1986 limits Fargo's ability to deduct certain compensation in excess of $1 million paid to Fargo's chief executive officer and each of Fargo's four other most highly compensated executives. In 2000, Fargo did not pay "compensation" within the meaning of Section 162(m) in excess of $1 million to Fargo's executive officers, and Fargo does not believe that it will do so in the near future. As a result, Fargo has not established a policy for qualifying compensation paid to Fargo's executive officers for deductibility under Section 162(m), but will formulate such a policy if compensation levels ever approach $1 million.

Compensation Committee

Michael C. Child
Elaine A. Pullen

Current Executive Officers of Fargo

Name	Age	Position
Gary R. Holland	59	Chairman, President and Chief Executive Officer
Scott Ackerman	37	Vice President—Quality and Management Systems
Mark Andersen	40	Vice President—Sales
Kathleen Phillips	36	Vice President—Marketing
Thomas Platner	41	Vice President—Engineering and Manufacturing
Jeffrey D. Upin	42	Vice President and General Counsel
Paul Stephenson	47	Vice President and Chief Financial Officer

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    Gary R. Holland has served as Fargo's Chairman, President and Chief Executive Officer since February 1998. From May 1997 to February 1998, Mr. Holland was the general manager of Fargo. From 1992 to 1997, Mr. Holland owned and operated two business and strategy consulting firms, Decision Process International and Holland & Associates. From 1982 to 1992, Mr. Holland was the President and CEO of Datacard Corporation. From 1979 to 1982, he was the President and Chief Operating Officer of CPT Corporation. Mr. Holland also serves as a member of the board of directors of Check Technology Corporation and as Chairman of the Board of Datakey Corporation.

    Scott Ackerman has served as Fargo's Vice President—Quality and Management Systems since January 2001. He was previously Director of Manufacturing for Fargo, and also served as General Manager of Fargo Electronics Jamaica Ltd., a Jamaican corporation located in Montego Bay, from 1995 through 1996. From 1993 to 1995, he was an Operations Manager at Piper Capital Management, and held various positions within the Audit Practice at the accounting firm KPMG from 1990 through 1993.

    Mark Andersen has served as Fargo's Vice President—Sales since June 2000. He was Fargo's director of sales from 1997 to June 2000 and joined Fargo in 1994 as a regional sales manager. Prior to joining Fargo, he served in various computer products sales positions with a division of United Stationers, Inc.

    Kathleen Phillips has served as Fargo's Vice President—Marketing since June 2000. She joined Fargo in 1993, and has held various management positions at Fargo, including technical support, inside sales, customer service and most recently product marketing. Prior to joining Fargo, she held various positions in research and development, and technical support and services at Northgate Computer Systems from 1989 to 1992.

    Thomas Platner has served as Fargo's Vice President—Engineering and Manufacturing since November 2000. He joined Fargo as Director of Product Development in August 1999. Prior to joining Fargo, he worked as Engineering Manager and Director of Engineering at Rosemount Inc., a manufacturer of pressure control products located in Eden Prairie, Minnesota, from 1995 to 1999. He held various engineering positions at McQuay International of Minneapolis from 1985 to 1995, and for Carrier Corporation as a Field Application Engineer from 1981 to 1985.

    Jeffrey D. Upin has served as Fargo's General Counsel and held operational duties as Director of Supplies since April 1995 and Vice President since September 2000. Mr. Upin served as Fargo's Vice President—Administration from September 2000 to May 2001. Prior to joining Fargo, Mr. Upin served as Vice President of St. Paul Clothiers, a regional retail operation.

    Paul Stephenson has served as Fargo's Vice President and Chief Financial Officer since May 2001. Mr. Stephenson joined Fargo in February 2001 as an independent consultant, serving as acting Chief Financial Officer. From March 1999 to December 2000, Mr. Stephenson served as Vice President and Chief Financial Officer of the Minnesota Orchestral Association. From 1998 to 1999, he served as Vice President and Chief Financial Officer and from 1992 to 1997, Vice President of Finance and Administration, of Check Technology Corporation, a public company that sells industrial capital equipment for printing checks.

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Executive Compensation

Executive Compensation Table

    The following table sets forth the cash and non-cash compensation paid or earned during fiscal 1998, 1999 and 2000 by Fargo's Chief Executive Officer and Fargo's five other executive officers, all of whom received or earned cash and non-cash salary and bonus of more than $100,000 for fiscal 2000.

	Annual Compensation				Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards(1)		All Other Compensation(2)
Gary R. Holland Chairman, President and Chief Executive Officer	2000 1999 1998	275,000 271,876 246,569	5,500 — 22,401	15,090 15,090 14,742	— — —	(3)	— — 2,250,000
Kent O. Lillemoe Former Vice President Finance and CFO(4)	2000 1999 1998	77,026 140,000 104,183	20,000 — —	5,081 1,000 —	— — —	(5)	— — —
I. Tony Haugen Former Vice President Manufacturing(6)	2000 1999 1998	168,000 168,000 88,200	2,500 6,150 79,121	1,000 1,000 1,000	— — —	(7)	— — 1,000,000
Gary A. Lenz Former Vice President Research and Development(8)	2000 1999 1998	160,000 150,000 10,000	14,000 — —	1,000 1,000 —	— — —		— — —
Jeffrey D. Upin Vice President—Administration and General Counsel	2000 1999 1998	115,000 98,000 89,495	8,771 10,511 3,418	1,000 1,000 1,000	— — —		— — 10,000
Mark S. Andersen Vice President—Sales	2000	130,000	10,288	1,000	—		—

(1)
Each named executive officer who purchased shares of Fargo's restricted stock during 1998 paid for the stock by means of a promissory note. The price of the stock on the date of purchase was equal to the fair market value on the date of purchase as determined by the Fargo Board.

(2)
Represents a special one-time bonus paid in connection with Fargo's recapitalization in February 1998. Mr. Holland's bonus consisted of $1,750,000 in cash, 78,125 shares of common stock valued at $125,000 on the bonus date and 375 shares of redeemable preferred stock valued at $375,000 on the bonus date. These shares were not granted under Fargo's 1998 Stock Option and Grant Plan. The bonus amounts paid to Mr. Haugen and Mr. Upin were paid in cash.

(3)
In March 1998, Mr. Holland purchased 312,500 shares of restricted common stock for $500,000. As of February 18, 2001, 281,250 shares were vested. The remaining shares vest in quarterly increments and will be fully vested as of August 18, 2001.

(4)
Mr. Lillemoe resigned as an executive officer effective June 23, 2000.

(5)
In May 1998, Mr. Lillemoe purchased 62,500 shares of restricted common stock for $100,000. As of the effective date of Mr. Lillemoe's resignation as an officer of Fargo in July 2000, 31,250 of these shares were vested and Fargo repurchased the remaining 31,250 restricted shares for $1.60 per share pursuant to the terms of Mr. Lillemoe's Restricted Stock Agreement with Fargo.

(6)
Mr. Haugen resigned as an executive officer effective in June 2001.

(7)
In May 1998, Mr. Haugen purchased 62,500 shares of restricted common stock for $100,000. As of February 15, 2001, 42,968 shares were vested. The remaining shares vest in quarterly increments and will be fully vested as of May 15, 2002.

(8)
Mr. Lenz resigned as an executive officer effective December 31, 2000.

A–14

Option Grants in Last Fiscal Year

    The following tables summarize option grants and exercises during the fiscal year ended December 31, 2000 to or by each of the executive officers named in the Summary Compensation Table above, and the potential realizable value of the options held by such persons at December 31, 2000.

Individual Grants(1)
Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
	Number of Securities Underlying Options Granted (#)		Total Percent of Options Granted to Employees in Fiscal Year
Name					Exercise or Base Price ($/Sh)(2)	Expiration Date
							5% ($)	10% ($)
Gary R. Holland	50,000		7.5%		$11.00	04/06/07	$233,905	$521,794
Kent O. Lillemoe	25,000 15,000	(4)	3.8 2.3	% %	11.00 2.75	08/23/00 06/26/10	— 25,942	— 65,742
I. Tony Haugen	25,000 5,000		3.8 *	%	11.00 2.75	04/06/07 06/26/10	111,953 8,647	260,897 21,914
Gary A. Lenz	35,000 5,000		5.3 *	%	11.00 2.75	04/06/07 06/26/10	156,734 8,647	365,256 21,914
Jeffrey D. Upin	15,000 20,000		2.3 3.0	% %	11.00 2.75	04/06/07 06/26/10	67,172 34,589	156,538 87,656
Mark S. Andersen	15,000 10,000		2.3 1.5	% %	11.00 2.75	04/06/07 06/26/10	67,172 17,295	156,538 43,828

*
Less than 1%

(1)
All options reported in this table were granted under Fargo's Amended and Restated 1998 Stock Option and Grant Plan. All of the above options expire between seven and ten years after the respective grant dates. The exercisability of the above options will generally be accelerated (i) if an optionee's employment is terminated due to death or disability or (ii) upon a change of control of Fargo.

(2)
The per share exercise price of each option granted in 2000 is equal to the market value (average of the high and low sales price on the Nasdaq National Market) of a share of Fargo Common Stock on the date of grant.

(3)
These amounts represent assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on the future performance of Fargo Common Stock, overall market conditions and the optionees' continued employment through the vesting period. The amounts represented in this table may not necessarily be achieved.

(4)
These options were cancelled without being exercised as a result of Mr. Lillemoe's termination of employment with Fargo.

A–15

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

    The following table summarizes the value of in-the-money options held at December 31, 2000 by Fargo's Chief Executive Officer and each of the executive officers named in the Summary Compensation Table above.

			Number of Securities Underlying Unexercised Options at December 31, 2000		Value of Unexercised In-the-Money Options at December 31, 2000
Name	Shares Acquired on Exercise (#)	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Gary R. Holland	—	—	—	50,000	—	—
Kent O. Lillemoe	—	—	15,000	—	—	—
I. Tony Haugen	—	—	—	30,000	—	—
Gary A. Lenz	7,813	$34,477	7,812	55,625	$3,125	$6,250
Jeffrey D. Upin	—	—	2,343	37,343	937	937
Mark S. Andersen	—	—	6,249	39,063	2,500	5,625

(1)
The value realized is calculated based on the closing price of Fargo Common Stock as reported by the Nasdaq National Market on the date of exercise minus the exercise price of the option, and does not necessarily indicate that the optionee sold such stock.

(2)
The value of unexercised in-the-money options is based on the difference between the fair market value of the shares of Fargo Common Stock underlying the options at December 31, 2000, and the exercise price of such options. Options are in-the-money if the market price of the shares exceeds the option exercise price.

Agreements with Employees

    In June 2001, Fargo and Gary R. Holland, Fargo's Chairman, President and Chief Executive Officer, entered into an Amended and Restated Employment Agreement. In connection with entering into the Acquisition Agreement, Zebra requested that Holland amend this agreement in several respects, including changing Mr. Holland's position to Senior Vice President of Fargo upon completion of the Merger and providing that the non-competition and non-solicitation provisions continue upon termination of Mr. Holland's employment until the last day of the month in which Mr. Holland reaches age 65. The amendment was executed on July 31, 2001 and will become effective upon completion of the Merger. The agreement provides Mr. Holland with an annual base salary of at least $275,000 and an annual performance bonus based upon the achievement of certain financial thresholds. The initial term of the employment agreement with Mr. Holland expires on December 18, 2003. The agreement renews automatically every year thereafter unless either party decides not to renew it and gives the other party notice of non-renewal. If Fargo terminates Mr. Holland without cause or if he terminates his employment agreement for good reason before the expiration of his agreement, Mr. Holland will be entitled to receive base salary payments for 15 months after his termination and will be entitled to accrued bonus amounts.

    Fargo has entered into confidentiality and non-competition agreements with all of Fargo's employees. The confidentiality obligations under these agreements continue indefinitely and the non-competition restrictions survive for a period of between six and eighteen months after termination of employment depending on the type of employee.

Change in Control Arrangements

    Under the Amended and Restated Employment Agreement, as amended, Mr. Holland will be entitled to certain benefits if: (i) he is terminated either within the period that begins on the date of the change in control and ends on the last day of the 30th month that begins after the month in which

A–16

the change in control occurs or before the effective date of the change in control if the termination was either a condition to the change in control or was at the request or insistence of a person related to the change in control, or (ii) he terminates his employment with Fargo for any reason within the period beginning on the first day of the 12th month that begins after the month during which a change in control of Fargo occurs and ending on the last day of the 30th month that begins after the month during which the change in control occurs. Mr. Holland will not be considered "terminated" for purposes of this agreement if he dies or is terminated for cause. He will, however, be considered "terminated" if he voluntarily leaves Fargo's employ for "good reason." "Good reason" means any of the following:

  •
  an adverse and material change in his duties or responsibilities as an executive (other than, if applicable, any such change directly attributable to the fact that Fargo is no longer a public company);

  •
  reduction in his base salary or an adverse change in the form or timing of the payment of such salary;

  •
  failure to cover Mr. Holland under similar benefit plans at a substantially similar total cost to Mr. Holland;

  •
  relocation of Mr. Holland to more than 30 miles from Mr. Holland's existing office;

  •
  failure to obtain a successor's assent to Fargo's fulfillment of its obligations under the agreement; or

  •
  refusal to allow Mr. Holland to continue to attend to matters or engage in activities not directly related to Fargo's business which Mr. Holland was attending to or engaging in prior to the date of the agreement.

    Completion of the Offer and the Merger would be deemed to be a "change in control" under the Amended and Restated Employment Agreement. Upon a termination in connection with a change in control, Mr. Holland will be entitled to receive the following payments and benefits:

  •
  cash payment equal to two and one-half times the sum of Mr. Holland's (1) base salary plus (2) 50% of his maximum target cash bonus for the year during which the change in control occurs;

  •
  group health, dental and term life insurance benefits to Mr. Holland, his family members and dependents until the last day of the month in which Mr. Holland reaches age 65, at a substantially similar total cost to Mr. Holland;

  •
  $1,000 per month cash allowance until the last day of the month in which Mr. Holland reaches age 65; and

  •
  full vesting of any restricted stock held by Mr. Holland.

    In April 2001, Fargo entered into Direct Report Agreements with each of its executive officers (other than Mr. Holland) pursuant to which Fargo agreed to provide certain benefits to these executives if they are terminated in connection with a change in control of Fargo. Under these agreements, these officers are entitled to certain benefits if they are terminated either within 12 months of the effective date of a change in control or before the effective date of the change in control if the termination was either a condition to the change in control or was at the request or insistence of a person related to the change in control. These executives will not be considered "terminated" for purposes of these agreements if they die or are terminated for cause. They will, however, be considered

A–17

"terminated" if they voluntarily leave Fargo's employ for "good reason." "Good reason" means any of the following:

  •
  an adverse and material change in the title, status, position, authority, duties or responsibilities as an executive (not including any such change directly attributable to the fact that Fargo is no longer a public company);

  •
  reduction in base salary or an adverse change in the form or timing of the payment of such salary, subject to certain exceptions;

  •
  failure to cover the executive under substantially similar benefit plans at a substantially similar total cost to the executive;

  •
  relocation of the executive to a different metropolitan area (other than the Minneapolis or St. Paul metropolitan area) than the executive's existing office;

  •
  failure to obtain a successor's assent to Fargo's fulfillment of its obligations under the agreement; or

  •
  any purported termination by Fargo or any successor company of the executive's employment that is not properly effected.

    Completion of the Offer and the Merger would be deemed to be a "change in control" under these agreements. Upon a termination in connection with a change in control, these executives will be entitled to receive a lump sum cash payment equal to 100% of their base salary. In addition, these executives will receive an additional cash payment in an amount that assumes that their former stock options had become 100% (not 50%) fully vested in connection with the change in control.

    In April 2001, Fargo entered into Management Agreements with several of its employees pursuant to which Fargo agreed to provide certain benefits to these employees if they are terminated in connection with a change in control of Fargo. Under these agreements, these employees are entitled to certain benefits if they are terminated either within 12 months of the effective date of a change in control or before the effective date of the change in control if the termination was either a condition to the change in control or was at the request or insistence of a person related to the change in control. These employees will not be considered "terminated" for purposes of these agreements if they die or are terminated for cause. They will, however, be considered "terminated" if they voluntarily leave Fargo's employ for "good reason." The definition of "good reason" is substantially similar to the definition above under the heading "Direct Report Agreements" but does not include an adverse and material change in the title, status, position, authority, duties or responsibilities as an employee Completion of the Offer and the Merger would be deemed to be a "change in control" under these agreements. Upon a termination in connection with a change in control, these employees will be entitled to receive a lump sum cash payment equal to 50% of their base salary. In addition, these employees will receive an additional cash payment in an amount that assumes that their former stock options had become 100% (not 50%) fully vested in connection with the change in control.

    Under Fargo's Amended and Restated 1998 Stock Option and Grant Plan and agreements granting options under such plan to optionees, other than directors of Fargo, if a "change in control" of Fargo occurs, then, unless otherwise approved by the Fargo Board or a committee thereof:

  •
  50% of stock options and other awards granted under the plan that are unvested as of the effective date of such transaction will become fully vested as of such effective date;

  •
  the option plan and all outstanding options and other awards will terminate; and

  •
  in the event of such termination, each optionee will be permitted to exercise, for a period of at least 15 days prior to the date of such transaction, all outstanding options and other awards held

A–18

    by the optionee that are then exercisable or become exercisable upon the effectiveness of the transaction.

    The agreements evidencing options granted to directors of Fargo provide that 100% (not 50%) of the stock options that are unvested as of the effective date of such transaction will become fully vested as of such effective date.

    For purposes of the plan, a change in control of Fargo will be deemed to have occurred, among other things, upon:

  •
  the sale or transfer of all or substantially all of Fargo's assets; or

  •
  a merger or consolidation of Fargo with or into another corporation whereby less than a majority of the outstanding voting power of the surviving or consolidated corporation is held by Fargo's original stockholders immediately prior to such event; or

  •
  any purchase by a party or group of affiliated parties of shares of capital stock, the effect of which is that such party that did not beneficially own a majority of the voting power of the outstanding shares of capital stock of Fargo immediately prior to such purchase beneficially owns at least a majority of such voting power immediately after such purchase.

A–19

Comparative Stock Performance

    The graph below compares the cumulative total stockholder return on Fargo Common Stock to the total cumulative return on the Nasdaq Market Index and the Dow Jones Advanced Industrial Equipment Index during the period from Fargo's initial public offering on February 11, 2000 to December 31, 2000. The graph assumes a $100 investment in Common Stock, the Nasdaq Market Index and the Dow Jones Advanced Industrial Equipment Index on February 11, 2000 and the reinvestment of all dividends.

COMPARISON OF 10 MONTH CUMULATIVE RETURN
AMONG FARGO ELECTRONICS, INC.
THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE DOW JONES ADVANCED INDUSTRIAL EQUIPMENT INDEX

DOLLARS
150
100
50
0
2/11/00
12/31/00
FARGO ELECTRONICS, INC.
NASDAQ STOCK MARKET (U.S.)
DOW JONES ADVANCED INDUSTRIAL EQUIPMENT

10 Month Cumulative Total Return	2/11/00	12/31/00
Fargo Electronics, Inc.	100.00	13.33
Nasdaq Stock Market (U.S.)	100.00	56.22
Dow Jones Advanced Industrial Equipment	100.00	78.39

Certain Related Party Transactions

    Conversion and Redemption of Preferred Stock.  Upon the closing of Fargo's initial public offering in February 2000, all 8,000 issued and outstanding shares of Fargo's Series B convertible preferred stock were converted into shares of Common Stock at a rate of 625 shares of Common Stock for each share of convertible preferred stock. A total of 5,000,000 shares of Common Stock were issued to holders of Series B convertible preferred stock as a result of this conversion. In addition, upon the

A–20

closing of Fargo's initial public offering, all 30,000 issued and outstanding shares of Fargo's Series B redeemable preferred stock were redeemed at a rate of $1,000 plus accrued dividends of approximately $169.45 for each share of redeemable preferred stock. Approximately $35.1 million from the proceeds of the offering were used to redeem this stock. Eighty percent of these proceeds, or approximately $28.1 million, were paid to Fargo Electronics Holdings, LLC, an entity that is 62.5% owned by entities affiliated with TA Associates, Inc. and 31.25% owned by entities affiliated with St. Paul Venture Capital, Inc., both of which have representation on the Fargo Board. Gary R. Holland, Fargo's Chairman, President and Chief Executive Officer, directly owned 375 shares of Fargo's redeemable preferred stock and indirectly owned 300 shares of Fargo's redeemable preferred stock through his ownership interest in Fargo Electronics Holdings, LLC. Shares directly or indirectly owned by Mr. Holland were redeemed for approximately $789,000. Robert P. Cummins, Fargo's founder, owned 5,362.5 shares of Fargo's redeemable preferred stock which were redeemed for approximately $6.3 million. The conversion ratio of the convertible preferred stock and the redemption price of the redeemable preferred stock were determined in arms-length negotiations with investors in connection with Fargo's recapitalization in February 1998.

    Stockholders' Agreement.  Pursuant to a Stockholders' Agreement entered into in connection with Fargo's recapitalization in February 1998, certain holders of Fargo Common Stock have registration rights with respect to their shares. Holders of registration rights include (i) Gary Holland, Fargo's Chairman, President and Chief Executive Officer, (ii) various entities affiliated with TA Associates, Inc., of which Michael Child, a director of Fargo, is a Managing Director and (iii) various entities affiliated with St. Paul Venture Capital, Inc., of which Everett Cox, a director of Fargo, is an executive officer and shareholder.

    Agreements with Affiliates.  Fargo had an agreement with Primera Technology, Inc. in connection with Fargo's recapitalization in February 1998 that required Fargo to pay approximately $27,000 per month through February 2001. Primera is solely owned by Robert P. Cummins who, to Fargo's knowledge, beneficially owned more than 5% of Fargo Common Stock at the time Fargo made payments to Primera. This agreement did not require any specific performance by Primera or Mr. Cummins. Payments under the agreement were to reimburse Mr. Cummins for personal income tax expense incurred as a result of the recapitalization transaction structure. In March 2000, Fargo exercised Fargo's option to terminate this agreement and paid Primera a lump sum fee for early termination equal to 50% of the total amounts remaining, which was approximately $159,000. Fargo has no further obligation to pay Primera under this agreement.

Section 16(a) Beneficial Ownership Reporting Compliance

    Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Fargo's directors, executive officers, and stockholders holding more than 10% of Fargo's outstanding Common Stock, to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of Fargo Common Stock. Executive officers, directors and greater-than-10% stockholders are required by SEC regulations to furnish Fargo with copies of all Section 16(a) reports they file. To Fargo's knowledge, based solely on review of the copies of such reports furnished to Fargo for the period ended December 31, 2000, all Section 16(a) reports required to be filed by Fargo's executive officers, directors and greater-than-10% stockholders were filed on a timely basis, except that Messrs. Ackerman, Platner and Andersen and Ms. Phillips each failed to timely file an initial Form 3 reporting their initial beneficial ownership, and Mr. Gibbs and Ms. Pullen each failed to timely file a Form 5 reporting a stock option grant received in April 2000.

A–21

Appendix A to Information Statement Pursuant to Section 14(f)
of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

FARGO ELECTRONICS, INC.
AUDIT COMMITTEE CHARTER

Organization

    This charter governs the operations of the Fargo Electronics, Inc. Audit Committee (the committee). The committee shall review and reassess the charter at least annually and obtain the approval of the board of directors. The committee shall be appointed by the board of directors and shall comprise at least three directors, each of whom shall meet the independence and experience requirements of The Nasdaq Stock Market, Inc.

Statement of Policy

    The audit committee is a committee of the Board of Directors. The committee's primary function is to provide assistance to the board of directors in fulfilling its oversight responsibility to the shareholders relating to Fargo's annual financial statements provided to shareholders and the Securities and Exchange Commission (the SEC), the financial reporting process, the systems of internal accounting and financial controls and the annual independent audit of Fargo's financial statements. In so doing, it is the responsibility of the committee to maintain free and open communication between the committee, independent auditors and management of Fargo. The committee should have a clear understanding with the independent auditors that they must maintain an open relationship with the committee, and that the ultimate accountability of the independent auditors is to the Board of Directors and the committee. In discharging its oversight role, the committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of Fargo and the power to retain outside counsel or other experts for this purpose. The committee will make regular reports to the Board of Directors concerning its activities.

Responsibilities and Processes

    The primary responsibility of the committee is to provide assistance to the board of directors in fulfilling its oversight responsibility concerning Fargo's financial reporting process and report the results of their activities to the board. While the committee has the responsibilities and powers set forth in this charter, it is not the duty of the committee to plan or conduct audits or to determine that Fargo's financial statements are fairly presented and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditors. Nor is it the duty of the committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditors or to assure compliance with laws and regulations and Fargo's business conduct guidelines.

    The following shall be the principal recurring processes of the audit committee in carrying out its oversight responsibilities. The committee in carrying out its responsibilities believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The following processes are set forth as a guide with the understanding that the committee may supplement them as appropriate.

  •
  The committee shall have a clear understanding with management and the independent auditors that the independent auditors are ultimately accountable to the board and the audit committee, as representatives of Fargo's shareholders. The committee shall have the ultimate authority and responsibility to evaluate and, where appropriate, replace the independent auditors. The committee shall discuss with the auditors (a) their independence from

A–22

    management and Fargo and the matters included in the written disclosures required by the Independence Standards Board Standard No. 1 and (b) the matters required to be discussed by Statement on Auditing Standards (SAS) No. 61. Annually, the committee shall review and recommend to the board the selection of Fargo's independent auditors.

  •
  The committee shall discuss with the independent auditors the overall scope and plans for their respective audits, including the adequacy of staffing and compensation. Also, the committee shall discuss with management and the independent auditors the adequacy and effectiveness of the accounting and financial controls. Further, the committee shall meet separately with the independent auditors, with and without management present, to discuss the results of their audits.

  •
  The committee shall have a predetermined arrangement with the independent auditors that they will advise the committee through its chair and management of Fargo of any matters identified through procedures followed for the review of interim quarterly financial statements. This arrangement shall include such notification to the committee as may be required under standards for communication with audit committees prior to the related press release or, if not practicable, prior to the filing of Fargo's Quarterly Report on Form 10-Q. The committee shall also arrange with the independent auditors to receive communication provided by the auditors at the end of each of the first three quarters of the year that they have nothing to report to the committee, if that is the case, or the written enumeration of any required reporting issues.

  •
  The committee shall review with management and the independent auditors the financial statements to be included in Fargo's Annual Report on Form 10-K (or the annual report to shareholders if distributed prior to the filing of Form 10-K), including the judgment of management and the independent auditors about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. Also, the committee shall discuss the results of the annual audit and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards.

Indemnification

    The committee members will be indemnified by Fargo to the maximum extent provided under Minnesota law or in accordance with any indemnification agreements between Fargo and such committee members.

A–23

ANNEX B

July 31, 2001

Board of Directors
Fargo Electronics, Inc.
6533 Flying Cloud Drive
Eden Prairie, MN 55344

Members of the Board:

    You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of the outstanding common stock, par value $.01 (the "Common Stock") of Fargo Electronics (the "Company") of the consideration to be received by such holders in connection with the proposed cash merger (the "Merger") of Zebra Technologies, Inc. ("Zebra") with the Company pursuant and subject to the Agreement and Plan of Merger between the Company and Zebra dated as of July 31, 2001. (the "Agreement"). The consideration to be offered by Zebra in exchange for all the outstanding Common Stock of the Company will be $7.25 in cash.

    In connection with our review of the proposed Merger and the preparation of our opinion herein, we have, among other things:

  1.
  reviewed the financial terms and conditions as stated in the Agreement;

  2.
  reviewed the audited financial statements of the Company as of and for the years ended December 31, 1998, 1999, and 2000, and the unaudited financial statements for the periods ended March 31, 2001 and June 30, 2001;

  3.
  reviewed the Company's Annual and Quarterly Reports filed on Form 10-K/10-Q for the years ended December 31, 1999, and 2000 and the quarters ended March 31, 2000 and March 31, 2001;

  4.
  reviewed other Company financial and operating information requested from and/or provided by the Company;

  5.
  reviewed certain other publicly available information on the Company; and

  6.
  discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

    We have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company, Zebra or any other party and have not attempted to verify independently any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.

B–1

    Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of July 30, 2001 and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

    We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Agreement or the availability or advisability of any alternatives to the Merger. We did not structure the Merger or negotiate the final terms of the Merger. Our opinion is limited to the fairness, from a financial point of view, of the Merger to the Shareholders. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Merger.

    In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of the Company and certain other publicly held companies in businesses we believe to be comparable to the Company; (ii) the current and projected financial position and results of operations of the Company; (iii) the historical market prices and trading activity of the Common Stock of the Company; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; and (v) the general condition of the securities markets.

    In arriving at this opinion, Raymond James did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

    Raymond James & Associates, Inc. ("Raymond James") is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Merger and will receive a fee for such services, which fee is contingent upon consummation of the Merger. Raymond James will also receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

    In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

    It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the proposed Merger and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Merger. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld.

    Based upon and subject to the foregoing, it is our opinion that, as of July 30, 2001, the consideration to be received by the shareholders of the Company pursuant to the Agreement is fair, from a financial point of view, to the holders of the Company's outstanding Common Stock.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

B–2

FARGO ELECTRONICS, INC.

SCHEDULE 14D-9

Exhibit Index

Exhibit No.	Description	Method of Filing
99(a)(1)	Offer to Purchase	Incorporated by reference to Exhibit 99.1(a)(1)(A) of the Schedule TO
99(a)(2)	Letter of Transmittal	Incorporated by reference to Exhibit 99.1(a)(1)(B) of the Schedule TO
99(a)(3)	Joint Press Release of Zebra Technologies Corporation and Fargo Electronics, Inc. issued July 31, 2001	Incorporated by reference to Exhibit 99.1(a)(1)(H) of the Schedule TO
99(a)(4)	Letter to Stockholders of Fargo Electronics, Inc.	Filed herewith
99(a)(5)	Form of Summary Advertisement	Incorporated by reference to Exhibit 99.1(a)(1)(G) of the Schedule TO
99(c)(1)	Fairness Opinion of Raymond James & Associates	Filed herewith (See Annex B)
99(e)(1)	Confidentiality Agreement dated July 10, 2001 between Zebra Technologies Corporation and Fargo Electronics, Inc.	Incorporated by reference to Exhibit 99.1(d)(2) of the Schedule TO
99(e)(2)	Exclusivity Letter dated July 10, 2001 between Zebra Technologies Corporation and Fargo Electronics, Inc.	Incorporated by reference to Exhibit 99.1(d)(3) of the Schedule TO
99(e)(3)	Acquisition Agreement dated July 31, 2001 among Zebra Technologies Corporation, Rushmore Acquisition Corp. and Fargo Electronics, Inc.	Incorporated by reference to Exhibit 99.1 of Fargo's Current Report on Form 8-K filed on August 1, 2001 (File No. 0-29029)
99(e)(4)	Form of Stockholder Agreement dated July 31, 2001 among Zebra Technologies Corporation and each of the entities affiliated with TA Associates, Inc. and St. Paul Venture Capital, Inc.	Incorporated by reference to Exhibit 99.2 of Fargo's Current Report on Form 8-K filed on August 1, 2001 (File No. 0-29029)
99(e)(5)	Form of Stockholder Agreement dated July 31, 2001 among Zebra Technologies Corporation and each of the directors and executive officers of Fargo	Incorporated by reference to Exhibit 99.3 of Fargo's Current Report on Form 8-K filed on August 1, 2001 (File No. 0-29029)
99(e)(6)	Amended and Restated Employment Agreement dated June 19, 2001 between Fargo Electronics, Inc. and Gary R. Holland, as amended	Filed herewith
99(e)(7)	Form of Direct Reports Agreement dated April 30, 2001 between Fargo Electronics, Inc. and each of Scott Ackerman, Mark Andersen, Kathleen Phillips, Thomas Platner, Paul Stephenson and Jeffrey Upin	Filed herewith
99(e)(8)	Form of Management Agreement dated April 30, 2001 between Fargo Electronics, Inc. and several of its employees	Filed herewith

QuickLinks

  Item 1. Subject Company Information
  Item 2. Identity and Background of Filing Person
  Item 3. Past Contacts, Transactions, Negotiations and Agreements
  Item 4. The Solicitation or Recommendation
  Item 5. Person/Assets, Retained, Employed, Compensated or Used
  Item 6. Interest in Securities of the Subject Company
  Item 7. Purposes of the Transaction and Plans or Proposals
  Item 8. Additional Information
  Item 9. Exhibits
SIGNATURE
  ANNEX A
RIGHT TO DESIGNATE DIRECTORS AND PARENT DESIGNEES
CERTAIN INFORMATION CONCERNING FARGO
  Appendix A to Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder
FARGO ELECTRONICS, INC. AUDIT COMMITTEE CHARTER
  ANNEX B
FARGO ELECTRONICS, INC. SCHEDULE 14D-9 Exhibit Index